Exhibit 99

Sustainability Report Magna International Inc.

ENVIRONMENTAL, SOCIAL & GOVERNANCE

Committed to a Sustainable Future.

Concern for the environment is central to who we are and what we do at Magna. We have committed to being carbon neutral in our European operations by 2025 and globally by 2030, placing us among industry leaders. Some of our divisions have already exceeded those ambitious goals, because we get down to the shop-floor level when it comes to sustainability.

While energy, water, and natural gas conservation are important to sustainability, they are just part of the equation for us. We think bigger. It's about protecting our common home and making a better society overall.

This is why so many Magna employees around the world plant thousands of trees, tend beehives, cultivate wildflowers, and ride bikes to work. We know we are all responsible for meeting our sustainability goals.


Committed to Making a Difference
PRODUCT
delivering solutions for a better tomorrow
PROCESS
minimizing our environmental impact
PEOPLE
benefiting our teams and communities

	Where We Are	Year Over Year Progress	Where We Are Going
% of global electricity buy that is renewable electricity	19%	↑ +500 bps	35% Expected by 2025
Divisions using renewable electricity	61	↑ +32	>120 Expected by 2025
Divisions that are CO_2 neutral	26	↑ +17	110 Expected by 2025
Divisions with on-site solar generation	6	↑ +1	>20 Currently investigating

Summary Sustainability Metrics | Introduction | Sustainability Governance | Climate-Related Opportunities | Climate-Related Risks and Risk Mitigation | Non-Climate Elements of Sustainability | Sustainability Metrics | 3

Table of Contents

04 **Summary Sustainability Metrics**

05 **Introduction**

09 **Sustainability Governance**

15 **Climate-Related Opportunities**

28 **Climate-Related Risks and Risk Mitigation**

42 **Non-Climate Elements of Sustainability**

67 **Sustainability Metrics**

Summary Sustainability Metrics | Introduction | Sustainability Governance | Climate-Related Opportunities | Climate-Related Risks and Risk Mitigation | Non-Climate Elements of Sustainability | Sustainability Metrics
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TOPIC	SASB CODE	METRIC	UNIT OF MEASURE	MAGNA 2022 DATA[1]	CHANGE FROM 2019 BASELINE[2]
	—	Scope 1 & 2 emissions	Metric Tons (t) CO_2e	1,460,959 t	↓ 30.9%
Energy Management	TR-AP-130a.1	Aggregate amount of energy consumed	Gigajoules (GJ) MegaWatt hours (MWh)	20,052,840 GJ/5,570,234 MWh	↓ 12.9%
		% of energy consumed supplied from electrical grid	Percentage (%)	57.8%	↑ 280 bps
		% of energy consumed that is renewable energy	Percentage (%)	10.0%	—
	—	Energy intensity	MegaWatt hours (MWh)/Sales (USDm)	147 MWh / USDm	↓ 9.3%
		Energy intensity reduction	MegaWatt hours (MWh)/Sales (USDm)	Target: ≥3% p.a./Actual: 1.3% 2022	—
Waste Management	TR-AP-150a.1	Aggregate amount of waste generated from manufacturing operations	Metric Tons (t)	1,476,282 t	—
		% of waste generated that is hazardous	Percentage (%)	4.3%	—
		% of waste generated that was recycled	Percentage (%)	87.2%	—
	—	% hazardous waste diverted from landfill	Percentage (%)	90.0%	—
		Waste diversion from landfill target	Percentage (%)	≥95% p.a.	—
Water Management	—	Annual water withdrawals	Megalitres (ML)	6,292 ML	↓ 17.4%
		Water reduction target	Percentage (%)	1.5% p.a./15% by 2030 (vs. 2019)	—
Environmental Management	—	Annual remediation expenses	Reporting Currency (USD)	<$1.0m	No Change
		Aggregate remediation balance for known events	Reporting Currency (USD)	$16.3m	↑ 21.6%
Competitive Behaviour	TR-AP-520a.1	Total amount of monetary losses incurred as a result of legal proceedings associated with anti-competitive behaviour regulations	Reporting Currency (USD)	$1.2m	—
Health and Safety	—	Accident frequency rate	1.0 = 1 injury/illness per 100 employees working 40 hours/week, 50 weeks/year	0.62	↓ 40.4%
		Accident severity rate	10.0 = 10 lost work days/100 employees working 40 hours/week, 50 weeks/year	12.40	↑ 0.4%
Gender Diversity	—	% of employees who are women[3]	Percentage (%)	28%	—
		% Women in Critical Positions	Percentage (%)	18%	—
		% Women on the Board of Magna	Percentage (%)	42%[4]	↑ 600 bps

Notes:
(1) 2022 data with respect to Water Withdrawals, Emissions, Energy Management, Waste Management, and Health and Safety is preliminary.
(2) Items indicated by a dash were not tracked in 2019.
(3) Wholly-owned operations only.
(4) As of May 11, 2023, the percentage of women on our Board of Directors will be 38%, assuming election of all nominees for Magna's annual meeting of shareholders.

5 Introduction Sustainability Metrics Non - Climate Elements of Sustainability Climate - Related Risks and Risk Mitigation Climate - Related Opportunities Sustainability Governance Introduction Summary Sustainability Metrics

6 MAGNA’S CLIMATE CHANGE COMMITMENT We recognize the reality of climate change and its impact on the planet . As a result, we are focused on doing the right things today so that our corporate interests do not come at the expense of the viability of life for the generations that follow . Although combating climate change requires a collective global response, Magna is determined to play its part in addressing this existential threat to our planet. We took a significant step in 2021, targeting carbon neutrality (Scope 1 and Scope 2 emissions) in our European operations by 2025 and in our global operations by 2030. To date, 26 (2022: 20; 2021: 9) of our Divisions globally have achieved carbon neutrality. We believe our ambitious commitment makes us an industry leader in North America and aligns us with industry leaders in Europe. Moreover, we are focused on a science - based approach aligned with the objectives of the Paris Climate Agreement and intend to submit our emission reduction targets for official validation by the Science - based Targets initiative (SBTi) in 2023. Our progress to date with respect to carbon neutrality is detailed in this Sustainability Report. At Magna we are committed to making a difference through our products and processes, as well as care and concern for our people and the communities in which they live . Introducti on Sustainability Metrics Non - Climate Elements of Sustainability Climate - Related Risks and Risk Mitigation Climate - Related Opportunities Sustainability Governance Introduction Summary Sustainability Metrics

7 METRICS AND TARGETS RISK MANAGEMENT STRATEGY GOVERNANCE APPROACH TO SUSTAINABLE VALUE CREATION Overall, our approach to sustainable value creation involves: · designing, engineering, manufacturing and delivering innovative product solutions for our customers, which achieve shared goals of reduced weight, lower fuel consumption and reduced carbon emissions; · optimizing and innovating our manufacturing processes for resource and input efficiency, as well as product quality; · enhancing the energy efficiency of our plants to reduce Scope 1 greenhouse gas emissions; · implementing our roadmap for the transition to 100% renewable energy by 2030 to reduce our Scope 2 emissions; · working on a roadmap for engaging our supply chain regarding Scope 3 emissions; · treating our employees fairly and looking out for their health, safety and general well - being; · serving as a good community partner, particularly in the communities in which our employees live and work; and · enhancing the sustainability of our supply chain with respect to human rights and working conditions through communication, monitoring, and where necessary, corrective action. This Sustainability Report aims to provide our stakeholders with a better understanding of how we approach the creation of sustainable, long - term value and our management of sustainability - related risks. The report has been structured to align with the Task Force on Climate - related Financial Disclosures (“TCFD”) framework, as well as the Sustainability Accounting Standards Board’s (“SASB”) Auto Parts accounting standard, where possible. While this report may not currently provide stakeholders with all of the information sought through the TCFD and SASB frameworks, we continue to evolve and enhance our disclosure as our collection and validation of the applicable data improves. While the TCFD and SASB Auto Parts frameworks primarily address climate - related factors, this Sustainability Report aims to go beyond such items to give stakeholders a better understanding of the broad range of initiatives that define our approach to sustainable value creation. Sustainability Metrics Non - Climate Elements of Sustainability Climate - Related Risks and Risk Mitigation Climate - Related Opportunities Sustainability Governance Introduction Summary Sustainability Metrics

8 Bridget Grewal, an industry leader at Magna International, was honoured with the 2022 Shining Star Award from the Suppliers Partnership for the Environment (SP) for her exceptional vision and leadership in promoting collaboration to reduce automotive packaging waste. Bridget’s efforts have resulted in identifying new opportunities to increase the recyclability of packaging materials during the design phase, demonstrating her dedication to sustainable practices in the automotive industry. A collaborative process between automakers, component suppliers, packaging suppliers, and recyclers led to the development of actionable recommendations for designing and sourcing sustainable packaging. This achievement has advanced industry efforts to eliminate waste to landfill and supports the industry’s ongoing commitment to sustainability. The Shining Star Award recognizes and celebrates emerging sustainability leaders within the SP membership for their exceptional efforts in developing and improving environmental sustainability programs. Bridget’s leadership and engagement in SP showcases her and Magna’s commitment to advancing sustainable practices within the automotive industry. SUSTAINABILITY SPOTLIGHT Magna’s Employees Shine In Sustainability Sustainability Metrics Non - Climate Elements of Sustainability Climate - Related Risks and Risk Mitigation Climate - Related Opportunities Sustainability Governance Introduction Summary Sustainability Metrics

9 Sustainability Governance Sustainability Metrics Non - Climate Elements of Sustainability Climate - Related Risks and Risk Mitigation Climate - Related Opportunities Sustainability Governance Introduction Summary Sustainability Metrics

10 1 . 1 Board Oversight Magna’s Board of Directors (the “Board”) is the company’s highest decision - making body, except to the extent certain rights have been reserved for shareholders under applicable law or Magna’s articles of incorporation or by - laws. As such, the Board is responsible for the overall stewardship of the company by: supervising the management of the business and affairs of Magna in accordance with the legal requirements set out in applicable company law (Business Corporations Act (Ontario)), as well as other applicable law; and, jointly with Management, seeking to create long - term shareholder value. The Board operates under a written Board Charter, in addition to applicable law, our articles of incorporation and by - laws. The Board Charter, which has been filed on SEDAR, and is available in the Leadership & Governance section of Magna’s website ( www.magna.com ), delineates Board oversight responsibilities, including with respect to a number of areas relevant to sustainability, such as: corporate culture; corporate governance; strategy; risk; shareholder engagement; and fundamental corporate actions. The Board takes an integrated and coordinated approach to oversight (including climate - related issues) . This includes oversight of the Company’s corporate culture, as well as its overall approach to corporate governance; capital allocation; major corporate policies; enterprise risk management, including sustainability risks; and shareholder engagement. Climate - related and other sustainability issues are typically considered by the Board at least annually through the Board’s strategic planning process. Typically, Magna’s Chief Technology Officer (CTO) identifies material “megatrends” impacting the automotive industry, including automotive and mobility trends arising from climate - related issues. Significant opportunities and risks are then addressed by the CTO at the annual Board strategy meeting, while Operating Group Presidents address the opportunities and risks applicable to their respective business units at the annual business planning meeting. Guidance, feedback and other outputs from the strategy meeting are incorporated and integrated into business unit business plans for the next business planning meeting. Sustainability issues may also arise before the Board in connection with its oversight of fundamental corporate actions such as review/approval of material acquisitions/divestitures, three - year business plans and capital expenditures. Additionally, the Board annually monitors our progress in reducing our carbon footprint and reviews/approves the company’s material public disclosures, including our Annual Information Form (“AIF”)/Annual Report on Form 40 - F incorporating this Sustainability Report. 1.1.1 GNSC AND TOCC ROLES The Board carries out its duties in part through standing committees composed solely of independent directors. One such committee, the Governance, Nominating and Sustainability Committee (“GNSC”), supports the Board’s oversight of the company’s approach to sustainability and climate change issues, including by assessing Magna’s overall approach to Sustainability Metrics Non - Climate Elements of Sustainability Climate - Related Risks and Risk Mitigation Climate - Related Opportunities Sustainability Governance Introduction Summary Sustainability Metrics

11 reduce its carbon footprint, environmental compliance, as well as Magna’s actions to identify, monitor and mitigate any material risk exposures relating to such areas. The Board’s Talent Oversight and Compensation Committee (“TOCC”) also supports the Board’s sustainability oversight activities by assessing Magna’s approach to certain non - climate elements of sustainability, including its approach to advancing diversity in our workplace, and occupational health and safety compliance, as well as Magna’s actions to identify, monitor and mitigate any material risk exposures relating to such areas. Like the Board, the GNSC and TOCC maintain a written charter which outlines its specific roles and responsibilities. The GNSC and TOCC Charters have been filed on SEDAR and are available in the Leadership & Governance section of Magna’s website ( www.magna.com ). Matters under the GNSC’s responsibility include: corporate governance, sustainability, and other matters. The scope of the GNSC’s oversight role with respect to sustainability includes climate - related issues generally, as well as related elements such as environmental management and compliance. As Magna defines “sustainability” in a broad and inclusive manner to include areas that go beyond climate - related issues, the GNSC’s role also extends to matters such as supply chain sustainability. The GNSC periodically reviews Magna’s policies, practices and public disclosures relating to sustainability topics, and makes recommendations to the Board regarding such items. During 2022, the GNSC received updates on Magna’s evolving sustainability strategy, its progress in achieving its carbon neutrality commitments, and its activities in relation to supply chain monitoring. Its predecessor committee, the Corporate Governance, Compensation and Nominating Committee (“CGCNC”) also reviewed, provided input into and approved the organization’s Sustainability Report and presented its recommendations to the Board regarding the Board’s approval of the Sustainability Report. Additionally, the CGCNC received reporting relating to the performance of Magna’s environmental compliance and management program. The TOCC’s responsibility includes: talent management and succession planning, executive and incentive compensation, employee health and safety, and other matters. During 2022, the TOCC received updates on Magna’s occupational health and safety program, leadership development and succession planning, and global compliance program training. 1.1.2 OTHER BOARD COMMITTEES In addition to the GNSC and TOCC, the Board maintains two other standing committees – the Audit Committee and the Technology Committee. While neither of these committees has specific sustainability responsibilities, each may have a role with respect to sustainability risks and opportunities that arise indirectly out of the committee’s primary role and responsibilities. Magna’s Audit Committee supports the Board through its oversight of financial and audit - related matters, including financial risks and disclosures. To the extent that climate - related or other sustainability risks are or could be financially material, the Audit Committee would be involved through its consideration of the financial statement or other disclosure of the nature and scale of the risk. The Technology Committee supports the Board’s oversight duties by advising it on technology trends, related opportunities and risks, R&D and innovation, and technology - focused acquisitions, as well as the alignment between the company’s technology and its strategic priorities. As such, the scope of the Technology Committee’s role includes products and processes that seek to realize opportunities created by climate - related challenges. Sustainability Metrics Non - Climate Elements of Sustainability Climate - Related Risks and Risk Mitigation Climate - Related Opportunities Sustainability Governance Introduction Summary Sustainability Metrics

12 1 . 2 Management Climate - related issues are part of the CEO’s responsibility. As Magna’s highest - ranking member of management, the CEO guides and directs Executive Management and Operating Group Presidents with respect to product portfolio and strategic planning, business planning, capital expenditures, innovation/R&D, manufacturing productivity and efficiency, as well as other critical areas, including the setting of the carbon neutrality targets (Scope 1 & Scope 2) announced by Magna in 2021. The CEO is also the highest executive responsible for customer management, shareholder engagement/investor relations, as well as talent management. The criticality of climate sustainability to the future of the automotive industry generally means that climate - related issues are interwoven through all of the foregoing areas of the CEO’s responsibilities. At the same time, the importance of making demonstrable progress with climate sustainability goals requires CEO - level engagement and direction to ensure organizational alignment. To assist our CEO, Magna has designated one of its Operating Group presidents as an executive “champion” for climate - related sustainability matters (the “Sustainability Champion”). The Sustainability Champion reports directly to Magna’s CEO on sustainability matters and helps coordinate and align sustainability priorities across the company’s other Operating Groups. Operating Group management is responsible for development of product strategies to address megatrends, industry trends, and business opportunities and risks, including those which arise due to climate - related challenges. We also have a bottom - up sustainability structure with representatives at each of our three main management levels (Divisional, Operating Group and Corporate). Approximately 95% of our manufacturing Divisions have an energy management champion who works with members of our Global Energy Team to identify and implement high - priority energy management projects. The Global Energy Team functions across all of our Divisions and Operating Groups to share energy efficiency/management case studies and best practices. Each Operating Group’s day - to - day sustainability activities are coordinated through a Group “lead”. Operating Group sustainability leads participate in a sustainability steering committee headed by the Sustainability Champion, which consists of cross - functional corporate leaders representing operational improvement, environmental, purchasing, supplier risk management, energy, real estate, R&D, legal/corporate secretarial and finance, with other functions as needed. The Sustainability Steering Committee is led by the Sustainability Director who oversees and tracks the metrics and Key Performance Indicators (KPIs) developed by the Committee, such as the energy reduction goals. The Sustainability Director leverages the multidisciplinary Committee to develop Magna’s long - term sustainability and decarbonization strategy coupled with near - term metrics. In connection with our evolving sustainability strategy and our commitment to achieving the carbon neutrality targets, our energy reduction progress and initiatives are reported to our Sustainability Champion, helping to increase the visibility of these initiatives across our Operating Groups through the Sustainability Champion’s regular interaction with other Operating Group Presidents. A number of initiatives intended to help us achieve our carbon neutrality targets are well underway, including energy optimization initiatives at most of our operating Divisions and a phased - in transition to renewable electricity globally. For us, carbon offsets are a last resort to offset Scope 1 emissions that cannot be displaced by other methods, not a primary means of achieving our targets. Sustainability Metrics Non - Climate Elements of Sustainability Climate - Related Risks and Risk Mitigation Climate - Related Opportunities Sustainability Governance Introduction Summary Sustainability Metrics

13 Our energy optimization activities are described in further detail in Section 2.3 of this Sustainability Report. Aspects of sustainability beyond climate - change concerns are typically managed through a matrix structure in which corporate - wide functions support initiatives implemented or managed by Operating Groups and Divisions. Examples of functional areas managed in this manner include: environmental management and compliance; occupational health and safety; quality and operational improvement; talent management, including diversity and inclusion; cybersecurity; data privacy; as well as supply chain. Carbon Neutrality Priorities 3 CARBON OFFSET (SCOPE 1) Purchase of clean carbon offsets as a last resort to address Scope 1 emissions that cannot be displaced 2 RENEWABLE - E (SCOPE 2) A regional portfolio approach to renewable energy, including: Power Purchase Agreements (PPAs), Energy Attribute Certificates (EACs) and self - generation, where feasible 1 ENERGY OPTIMIZATION (SCOPE 1 & 2 ) Energy reductions through our Global Energy Team (GET), Operating Groups and Divisions Sustainability Metrics Non - Climate Elements of Sustainability Climate - Related Risks and Risk Mitigation Climate - Related Opportunities Sustainability Governance Introduction Summary Sustainability Metrics

14 1.3 Enhancements to Our Sustainability Program In 2022 we made a number of enhancements to our Sustainability program, including introducing: · a Corporate - wide Fundamentals of Sustainability Training, which was rolled out in 11 languages and completed by approximately 42,000 employees. The training provides a review of sustainability basics and their relation to our business, and helps our organization continue to cultivate interest, ideas and opportunities for improving our operations and products and our world in general. · our first annual Commitment to Sustainability Awards to recognize how sustainable activities benefit our Divisions, our environment, and all stakeholders. The awards, which are open to Magna’s Divisions globally, are separated into three categories: (i) product excellence and innovation; (ii) process improvements that advance lean and sustainability efforts; and (iii) people – programs that overcome employee and community challenges in the areas of education and training, health and safety, diversity and inclusion, and other areas of social impact. A total of 71 Divisions submitted applications for the inaugural awards, and 191 Divisions have submitted applications for this year’s awards. Our inaugural winners are detailed on pages 65 and 66 of this Sustainability Report. · a new module in our Magna manufacturing assessment process (MAFACT) covering Sustainability with five scoring levels that assess a Division’s performance on sustainability, including: carbon/air emissions, water usage, waste, and support for UN Sustainable Development Goals. Scoring is based on development of a strong foundation for data collection (level 1) through to achieving carbon neutrality (level 5). Sustainability Metrics Non - Climate Elements of Sustainability Climate - Related Risks and Risk Mitigation Climate - Related Opportunities Sustainability Governance Introduction Summary Sustainability Metrics

15 Climate - Related Opportunities Sustainability Metrics Non - Climate Elements of Sustainability Climate - Related Risks and Risk Mitigation Climate - Related Opportunities Sustainability Governance Introduction Summary Sustainability Metrics

Summary Sustainability Metrics | Introduction | Sustainability Governance | Climate-Related Opportunities | Climate-Related Risks and Risk Mitigation | Non-Climate Elements of Sustainability | Sustainability Metrics | 16

2.1 Corporate Strategy



The automotive industry is being defined by a number of global megatrends that have shaped our long-term strategy, including:

	MEGATREND	IMPACT ON AUTOMOTIVE
Economy	Globalization	Industry built through globalization appears to be undergoing regionalization.
	Environmental Impact	Concern for environment/climate change driving vehicle electrification.
	Natural Resources & Energy	Access to critical battery minerals and availability of sufficient renewable energy may define success in drive to vehicle electrification.
Society	Demographic Change & Individualism	Product design will be influenced by aging population and growing individualization.
	Digital Transformation	Connectivity and digitization impact both product and process. New vehicle architectures that connect the subsystems along with software functionality create additional value to products. Process is also impacted due to increased digitization, driven by increased requirements for productivity and quality.
	Health & Well-being	Active Driver Assistance Systems ("ADAS") and autonomy take rates will be driven both by consumer preferences as well as regulatory requirements tied to increased safety.
Mobility	Urbanization	Continued growth in urban population will lead to changes in mobility as a result of increased density and congestion with an increase in EV adoption and new transport modalities.
	New Mobility	Emerging new mobility eco-system offers a range of potential opportunities for new products and services.

We have distilled the impacts of the global megatrends into four long-term strategic factors which we see defining the "Car of the Future" – electrification, autonomy, new mobility and connectivity. We believe we are well-positioned to capitalize on opportunities in each area:

Electrification | We possess an enhanced e-Powertrain portfolio with a range of products that addresses the roadmap for the transition to electric vehicles ("EVs"). We continue to win new EV business.

Autonomy | We possess full ADAS capability and complete ADAS system expertise. We take a systems level approach in developing ADAS building blocks for Original Equipment Manufacturer (OEM) customers with a focus up to level 2+/3 ADAS capabilities.

New Mobility | We have expanded our collaboration ecosystem and continue to look for opportunities to leverage new business models. The breadth of our capabilities make us a key enabler of OEM customers and new entrants in the New Mobility space.

Connectivity | We possess software-enabled functionality in our electronic control unit-related products. This functionality could help optimize performance and efficiency in connected products, such as our connected powertrains.

Summary Sustainability Metrics | Introduction | Sustainability Governance | Climate-Related Opportunities | Climate-Related Risks and Risk Mitigation | Non-Climate Elements of Sustainability | Sustainability Metrics
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We have developed our corporate strategy to realize the opportunities from these trends. Key elements of such strategy include:

Increasing capital deployment toward high-growth areas aligned with the "Car of the Future"

We are proactively managing our portfolio and evolving our product mix based on alignment with the Car of the Future. We seek to grow our business and capabilities in areas which are positively impacted by the megatrends discussed earlier. Examples of such areas include powertrain electrification, ADAS and battery enclosures, as well as our contract vehicle manufacturing operations. As illustrated below, we believe that a substantial proportion of our product areas are not adversely impacted by the global megatrends, including our body, chassis, lighting, active aerodynamics, dual clutch transmissions, mirrors, mechatronics and seating products. The strong returns and cash flow from these product areas enable us to fund the R&D and capital investments required to realize the opportunities in high-growth products which are benefiting directly from the global megatrends.

Lastly, there are elements of our product portfolio which are negatively impacted by the global megatrends and are expected to be less directly relevant to the Car of the Future. Examples of such products include manual transmissions, mechanical AWD/4WD systems and fuel tank systems. Despite their declining long-term strategic importance, our assets and expertise associated with these products remain relevant to, and can be redeployed for, growing product areas aligned with the Car of the Future.

Impact of Megatrends

Impact of Megatrends	Products
Positive Impact	• eDrives • Battery Enclosures • ADAS • Contract Vehicle Manufacturing
Aligned	• Lighting • Active Aerodynamics • Body & Chassis • Dual Clutch Transmissions • Mirrors • Mechatronics • Seating
Negative Impact	• Manual Transmissions • AWD/4WD • Fuel Tanks


Magna Sales Over Time
Today
Future

18 Our long - term strategy is well - aligned with climate change - related trends impacting the automotive industry, including vehicle electrification, operational efficiency to minimize manufacturing inputs and waste outputs, as well as the pursuit of new mobility business models. We cannot determine for certain how quickly the market for the declining products in our portfolio may deteriorate, but products such as AWD/4WD systems appear to have continuing relevance for the next decade. However, we believe that our physical assets, human capital and know - how related to the mechanical solutions can be repurposed as vehicle development plans migrate toward electrified AWD/4WD solutions. We currently offer multiple alternatives to manual transmissions, including efficient dual - clutch, hybrid dual - clutch and dedicated hybrid transmissions, as well as complete e - drive systems, and expect to be able to continue growing our market share in the drivetrain market. Fuel tank systems are not a material part of our business, but also have continuing relevance for a number of years to come. The physical assets, human capital and know - how related to fuel tank systems could be repurposed for adjacent product areas such as vehicle hydrogen storage tank systems. Driving Operational Excellence We are committed to manufacturing excellence. We continue to elevate our approach to manufacturing by implementing “factory of the future” initiatives, including: enhanced use of big data and analytics; advanced robotics, additive manufacturing and augmented reality. The ultimate goal is to achieve greater profitability through further enhanced quality, production efficiency, reduction of floor space and improved return on investments. Critical elements of our approach to operational excellence include our World Class Manufacturing initiatives and MAFACT operating system, which are discussed in “Section 6 – Description of the Business – Manufacturing & Engineering” in our AIF. Additionally, our sustainability strategy dovetails with our efforts around operational excellence, due to the focus on energy optimization and minimization of both water withdrawals, as well as waste streams to landfill. Unlocking New Business Models and Markets The new mobility landscape, which is generally urban, electrified, autonomous and connected, is creating new business models and markets. We believe that our systems and complete vehicle knowledge, including elements of our portfolio such as EV and ADAS platforms, provide us with an advantage in pursuing such opportunities. In addition, our ability to use capital efficiently, launch programs reliably and help speed products to market makes Magna a key enabler of new entrants. Additionally, we are using our capabilities and platform technologies to enter the micromobility market. For example, in 2022 we invested in the Yulu electrified two - wheeler shared mobility business in India and related battery - swapping business and have a number of activities underway involving Magna - developed and third - party - developed delivery robots. Sustainability Metrics Non - Climate Elements of Sustainability Climate - Related Risks and Risk Mitigation Climate - Related Opportunities Sustainability Governance Introduction Summary Sustainability Metrics

19 SUSTAINABILITY BY DESIGN Magna: Where Innovation & Sustainability Converge Magna’s St. Clair facility manufactures two variations of the steel battery enclosure for the Hummer EV, customized to fit both the short - and long - wheelbase editions of the truck. The team’s proficiency and inventive techniques resulted in the development of a battery enclosure in steel, aluminum, and multi - material configurations, including lightweight composites, that cater to the specific needs of each client. Magna earned recognition as a technology pioneer in the transition to electrification, thanks to our ability to adapt to the requirements of our customers. Going forward, Magna’s comprehensive systems approach, extensive product knowledge, and complete understanding of the vehicle allow us to visualize the larger picture and introduce innovative solutions that will steer the future of mobility. Magna prioritizes sustainable innovation in our vehicle design, and one of the cutting - edge technologies is morphing surfaces. Unlike traditional active aerodynamic systems, Magna’s morphing surfaces seamlessly combine shape - changing components with aerodynamic elements to enhance both design and function. By utilizing thermoplastic materials, this advanced solution can improve vehicle range and efficiency for both internal combustion and electric vehicles. Magna places a high priority on material sustainability, as exemplified by the Freeform seat. The seat’s back - panel contains 50% recycled plastics, while the seating surface utilizes up to 20% renewable materials sourced from bio - feedstock. The Freeform seat represents a new approach to seat trim covers that eliminates unnecessary seams and up to 80 components such as cords, loops, and wire tie - downs. This innovative design streamlines the manufacturing process, resulting in energy savings and a seat that is easier to recycle. Overall, the Freeform seat showcases Magna’s commitment to sustainable practices and demonstrates how cutting - edge design can lead to both environmental and practical benefits. Sustainability Metrics Non - Climate Elements of Sustainability Climate - Related Risks and Risk Mitigation Climate - Related Opportunities Sustainability Governance Introduction Summary Sustainability Metrics

20 of 320 Nm and torque - split technology to optimize the efficiencies of the combustion engine (ICE) and the e - motor. The e - motor is capable of providing propulsion to the vehicle even when the ICE is switched off. This new transmission features independent on - demand cooling for the clutch and e - motor with a single oil circuit for cooling and lubrication, resulting in significant CO 2 reductions in worldwide harmonized light - duty vehicles Test Cycles (WLTC) and real - world driving conditions. 48 Volt Hybrid Inverse Transmission Magna’s new 7 - speed, mild hybrid dual - clutch transmission is featured exclusively on BMW Group’s compact class, which underpins all its front - transverse vehicles, starting with the BMW 2 Active Tourer. With its specific torque - split concept for hybridization, Magna’s 7HDT400 48V transmission enables optimal efficiency of an internal combustion engine and electric motor. It provides a maximum of 400 Nm of torque as well as offering scalable functionality benefits. It also offers high modularity with the: base 2.2 Markets & Products The transition to a lower - carbon economy has provided, and is expected to continue to provide, opportunities to enter new product and service markets. Some recent new products developed to take advantage of opportunities from such transition include: 48 Volt Hybrid Transmission System Our 48 volt hybrid dual - clutch transmission system has made its debut on Stellantis’ Jeep Renegade, Jeep Compass e - Hybrid, Fiat 500 X and Fiat Tipo. Hybrid technologies are an important step on the path to lower emissions, and our hybrid transmission achieves stringent CO 2 requirements while offering improved driving dynamics due to electric torque vectoring and traction support. The 48V 7 - speed dual - clutch transmission system for hybrids provides a maximum torque Sustainability Metrics Non - Climate Elements of Sustainability Climate - Related Risks and Risk Mitigation Climate - Related Opportunities Sustainability Governance Introduction Summary Sustainability Metrics

Summary Sustainability Metrics | Introduction | Sustainability Governance | Climate-Related Opportunities | Climate-Related Risks and Risk Mitigation | Non-Climate Elements of Sustainability | Sustainability Metrics | 21

transmission; fully integrated e-machine; on-demand cooling of the clutch and electric motor; a single oil circuit for cooling and lubrication, and a significant reduction in CO_2 at Worldwide Harmonized Light-Duty Vehicle Test Cycles (WLTC) and in real-world driving operations. Our hybrid transmission significantly reduces CO_2 emissions of an internal combustion engine and continues our accelerated transformation toward electric mobility.



Battery Enclosures

Magna's battery enclosures can be found on the all-electric Ford F-150 Lightning and GMC Hummer EV, and will feature on the new 2024 Chevrolet Silverado EV. The product illustrates our ability to expand structural product opportunities as electrification grows. The enclosures, which all electric vehicles require, house high-voltage batteries, electrical components, sensors and connectors, contributing to the structural and safety aspects of a vehicle's frame and protecting critical components from potential impact, heat and water intrusion. In addition, the use of lightweight aluminum helps minimize added mass from the vehicle's battery.



EtelligentCommand™

EtelligentCommand is a PHEV/HEV system featuring a Dedicated Hybrid Drive DHD Plus at the front and an eDrive Mid+ with torque vectoring at the rear, combined with advanced software and controls. Various driving modes are available on command to enhance performance and drivability and provide greater power handling and control. The Dedicated Hybrid Drive DHD Duo is a two e-motor single or multi-speed system suitable for HEV application delivering greater performance, drivability and comfort even when driving in congested traffic. Additional efficiency increases are available through an optional voltage booster and innovative e-coupling technology for ICE disconnection.

EtelligentForce™

Magna's EtelligentForce, is a battery electric 4WD powertrain system for pickup trucks and light commercial vehicles. The product features Magna's Mid+ eDrive technology at the front of the vehicle

Summary Sustainability Metrics | Introduction | Sustainability Governance | Climate-Related Opportunities | Climate-Related Risks and Risk Mitigation | Non-Climate Elements of Sustainability | Sustainability Metrics | 22

and its eBeam™ electric axle drive system in the rear. The system is designed to deliver the environmental benefits of an electric powertrain, while maintaining full vehicle capabilities and without compromising payload or towing capacities of pickup trucks and light commercial vehicles. The system is designed for high-payload vehicles, capable of towing up to 14,500 pounds – on par with its ICE counterparts in this truck segment. It can provide a total peak power of up to 430kW – 250kW from the rear eBeam™ and 180kW from the front eDrive. The solution also eliminates the need for architectural changes to the vehicle and is totally customizable for automakers to prioritize key performance attributes. Magna's eBeam™ replaces traditional beam axles, accommodating existing suspension and brake systems, and avoiding the need for expensive redesign of existing truck platforms. These benefits help automakers simplify the transition toward electrification of these vehicle segments. In addition, with fewer moving parts than a traditional ICE powertrain, the EtelligentForce requires less maintenance – a direct benefit to truck owners over the life of the vehicle.

EtelligentReach™

Magna's all-electric connected powertrain, the EtelligentReach, is the latest innovation set to debut on a new entrant vehicle in 2022. The complete system is comprised of two electric motors, inverters and gearboxes, and leverages advanced software to maximize vehicle range and driving dynamics. eDrive technology advancements and the holistic vehicle development approach of the EtelligentReach achieve a range increase of up to 145 km/90 miles or 30% compared to certain production battery electric vehicles ("BEVs") in this segment, which reduces range anxiety, and is a key differentiator in the growing electrification space. Magna's approach optimizes the interaction of individual eDrive components and the entire vehicle with a software package that manages multiple vehicle functions. On the new entrant vehicle, for example, EtelligentReach utilizes a functional, modular control unit that integrates various powertrain and chassis functions. This includes a vehicle dynamics controller with a disconnect system which increases efficiency while reducing CO_2 emissions, and a longitudinal torque vectoring function that can improve the safety margin by up to 10% by controlling each axle individually in all road conditions, as well as significantly reduce steering effort during dynamic cornering. Drivers can select from several distinctive driving modes – further enhancing the driving experience. Additional efficiency gains are achieved using silicon carbide within the inverter.

23 A Focus On Operational Sustainability SUSTAINABILITY SPOTLIGHT Magna’s Casting facility in Soest, Germany, has optimized several parameters of their multi - stage heat treatment lines. To provide energy reduction, the team has focused on three process improvements based on usage modes: 1. Weekend mode which allows energy savings due to temperature reduction of their heat treatment lines during non - productive times 2. Production mode: Frequency control of the air circulators within the cooling zone 3. Production mode: Frequency control of the air circulators within heating zones These changes in their production lines have allowed for an annual energy savings of 1,205,630kWh annually which will have a significant impact on Scope 2 emissions reduction, allowing Magna to work towards our carbon neutrality goals. As part of our ongoing efforts to promote sustainability and operational efficiency, we have made optimizing energy use a top priority. While we recognize that our continued growth may result in increased aggregate energy consumption, we remain committed to becoming more energy efficient. Our energy reduction targets and reduction initiatives, including the activities of our Global Energy Team, are discussed in greater detail in Section 2.3 Resource Efficiency. These efforts are aligned with Magna’s broader goal of achieving a 10% reduction in energy intensity by the end of 2024 relative to 2021. By pursuing these energy reduction initiatives, we aim to not only reduce our environmental impact but also realize cost savings and promote more sustainable operations. Sustainability Metrics Non - Climate Elements of Sustainability Climate - Related Risks and Risk Mitigation Climate - Related Opportunities Sustainability Governance Introduction Summary Sustainability Metrics

24 2.3 Resource Efficiency 2.3.1 ENERGY Our aggregate global energy spend in 2022 amounted to approximately $581 million broken down by type as follows: As part of our sustainability and operational efficiency efforts, we are focused on optimizing energy use, which may result in savings in overall energy costs. However, as we continue to forecast growth in Sales and number of facilities over the medium - term, we anticipate that our aggregate energy consumption may increase. Accordingly, we are focused on becoming more energy efficient (measured by energy consumption relative to Sales) so that, at minimum, our rate of increase in energy consumption slows. In connection with our efforts to promote energy efficiency, we developed interim 2022 energy reduction targets for each of our Operating Groups, which aggregated to approximately 3% of our annual energy purchase based on MWh per USD of sales. We reduced our MWh per USD of sales by 1.3% in 2022 (compared to 2021). For future years our Corporate Sustainability team, working with our Operating Groups, has established new short - and long - term energy reduction targets as follows: Electricity: approximately $446 million Natural Gas: approximately $112 million Other (Propane; Liquid Petrol; Diesel; District Heat; Steam): $23 million 1 Year (Stretch Target) 5 Year 2 Year 1 Year 10% reduction in energy cost intensity (cost/Production Sales) (Y/E 2023 vs. Y/E 2022) A minimum 10% reduction in energy intensity (kWh/Production Sales) (Y/E 2024 vs. Y/E 2022) Complete energy reduction projects in 2023 that equate to at least a 5 % reduction of a Group’s 2022 actual absolute energy usage A minimum 20% reduction in energy intensity (kWh/Production Sales) (Y/E 2027 vs. Y/E 2022) Sustainability Metrics Non - Climate Elements of Sustainability Climate - Related Risks and Risk Mitigation Climate - Related Opportunities Sustainability Governance Introduction Summary Sustainability Metrics

25 Approximately 95% of our Divisions have active energy teams pursuing energy efficiency measures in their respective Divisions. These teams are supported at the corporate level by a Global Energy Team which helps identify and promote energy reduction initiatives, including through: training courses designed to promote strategies for reduced energy use; regional benchmarking sessions; regular communication through newsletters; an internal energy savings collaboration site; and best practice sharing. Some of the incremental changes made by our Divisions to their facilities and processes to reduce our energy consumption and improve energy efficiency include: · Installation of LED lighting and installation of lighting controls into the building management system (BMS); · Equipment start - up/shut - down/idling procedures to achieve energy - savings during production downtimes; · Compressed air leak identification and repair initiatives; · Use of ceiling fans to blend air temperatures evenly within our operations; · Computer - controlled utility and HVAC systems to allow for improved performance and energy reduction; · Installation of energy metering and monitoring systems, a requirement for all our manufacturing facilities; · Door and dock seal repairs to reduce heat loss; · High efficiency chiller and compressor upgrades; · Integration of air economizers and heat recovery units into HVAC systems; · Software - managed and occupancy - sensor - controlled lighting and energy efficient lighting retrofits; · Use of solar panels at certain facilities; · Installation of insulation mattresses on equipment and heating units; · Recovery of waste heat from certain processes for use in other areas; · Installation of variable frequency drives on motors and pumps; and · Participation in energy savings and incentives programs offered by utilities providers in some jurisdictions in which we operate. In 2022, Magna joined the U.S. Environmental Protection Agency’s (EPA) ENERGY STAR program as a partner. Through this partnership, we will work to improve energy efficiency in our operations and fight climate change through an enhanced energy management program in which we will: · Continue to measure and track the energy performance of our organization’s facilities, where possible; · Continue to develop and expand our energy management programs consistent with the Energy Star Guidelines to achieve energy savings; Sustainability Metrics Non - Climate Elements of Sustainability Climate - Related Risks and Risk Mitigation Climate - Related Opportunities Sustainability Governance Introduction Summary Sustainability Metrics

26 · Help spread the word about the importance of energy efficiency to our staff and community; · Highlight our achievements with recognition offered through ENERGY STAR. Our efforts to reduce energy consumption and operate facilities on a more energy efficient basis forms part of our formal MAFACT system – the primary operational assessment audit tool used to support our World Class Manufacturing initiative. The MAFACT system establishes World Class standards for achieving operational efficiencies, identifies benchmarks and promotes best practice sharing among Divisions in Magna. The integration of energy management elements into a core operational assessment tool such as MAFACT is intended to reinforce the importance of energy management throughout the organization and help realize potential cost savings. In 2022, we implemented energy projects across all of our Operating Groups which resulted in approximately 18,000 tons of CO 2 equivalent in annual savings. Given the importance of energy optimization in meeting our carbon neutrality targets and to further incentivize our Divisions, we have established a separate approval category for energy efficiency and sustainability - related capital improvements. We have also developed a phased - in renewable energy strategy focused on Europe and the U.S. first, followed by the other markets in which we operate. In 2022, 100% of our electricity purchase (84% of our total energy purchase) in Austria was from renewable energy sources and evidenced by renewable Energy Attribute Certificates (EACs) or from on - site generation from photovoltaic (solar panel) systems. In the near and medium terms, adoption of renewable energy may increase our energy costs, but we are working to offset the impact of such increases through energy use reductions. While we currently have a few examples of renewable energy self - generation at certain of our facilities, self - generation is not a significant opportunity for us primarily since the vast majority of our facilities are leased, as well as other factors such as footprint constraints for solar panels at certain owned facilities, and/or facilities in locations with relatively clean electrical grids that make self - generation economically unfeasible. 2.3.2 WATER We have implemented a 1.5% per year water reduction target, with the aim of reducing water use 15% by 2030, in each case referencing 2019 as the baseline year. To date, we have already met and exceeded this target, having achieved a reduction of over 17% at the end of 2022. While we are not a significant water user, achievement of water reductions would be expected to result in cost savings, potentially by offsetting (in whole or in part) any increase in the rates charged by applicable water utilities. Overall, we do not anticipate that any savings will be material. 2.3.3 WASTE We have also implemented a zero waste to landfill (“ZWTL”) target. Waste sent to landfill bears both an economic cost borne by us and an environmental cost borne by society as a whole. Although achievement of our ZWTL target will help reduce or eliminate the economic cost, we do not anticipate any such savings will be material. Sustainability Metrics Non - Climate Elements of Sustainability Climate - Related Risks and Risk Mitigation Climate - Related Opportunities Sustainability Governance Introduction Summary Sustainability Metrics

27 2.4 Resilience The automotive industry as a whole is investing in innovations aimed at adapting mobility products and service solutions to a lower carbon economy. The risk mitigation factors below in “Section 3 – Climate - Related Risks and Risk Mitigation” and initiatives to realize opportunities discussed in this Section of the Sustainability Report, together with factors addressed in “Section 4 – Our Business & Strategy” of our AIF, are expected to promote our ability to adapt and succeed in a lower carbon economy. Sustainability Metrics Non - Climate Elements of Sustainability Climate - Related Risks and Risk Mitigation Climate - Related Opportunities Sustainability Governance Introduction Summary Sustainability Metrics

28 Climate - Related Risks and Risk Mitigation Magna maintains both top - down and bottom - up processes for identifying and assessing sustainability - related risks within the governance structure described in “Section 1 – Sustainability Governance” of this Sustainability Report. In order to fully understand the risks set out below, you should also carefully consider the risk factors set out in “Section 5 – Risk Factors” in our AIF. Sustainability Metrics Non - Climate Elements of Sustainability Climate - Related Risks and Risk Mitigation Climate - Related Opportunities Sustainability Governance Introduction Summary Sustainability Metrics

29 3 . 1 T r a n s i t i o n Risks and Risk Mitigation 3.1.1 REGULATORY POLICY ACTIONS Applicable near - term policy actions related to climate change generally fall into one of the following categories, each of which may have an indirect effect on Magna: Average Fleet Emissions or Fuel Efficiency Regulations: Governments in key auto - producing regions have set challenging average vehicle fleet emissions or fuel efficiency targets which OEMs must meet, including the European Union, China and the U.S., as detailed below. We regularly monitor changes in regulation relating to emissions and fuel efficiency as part of our strategic planning processes: · European Union: E.U. regulations generally require OEMs to have achieved E.U. fleet - wide average emissions of 95g CO 2 /km from 2021 through to 2024, which corresponds to 4.1 litres/100 km of gas or 3.6 litres/100 km of diesel. Vehicle manufacturers with an average fleet economy in excess of the target must pay an excess emissions penalty for each vehicle registered within the E.U. The 2021 average emissions level forms the baseline for a further 15% fleet - wide average emissions reduction from 2025 onwards; and 37.5% from 2030 onwards. In addition, in March 2023, the E.U. approved its “Fit for 55” legislation to aggressively increase such targets to a 55% reduction by 2030 and a 100% reduction by 2035 (as discussed below). Penalties levied on non - compliant OEMs may be passed on to vehicle - buying consumers, which could impact demand for such vehicles and thus demand for Magna products supplied for such programs. Additionally, E.U. regulations contain incentives aimed at promoting the development of Zero - and low - emission vehicles (“ZLEVs”). The CO 2 emissions targets applying to any particular OEM will be relaxed if its share of ZLEVs registered within the E.U. in any year exceeds 25% from 2025 to 2029; however, such incentives will be eliminated under the Fit for 55 legislation from 2030 onwards. · China: In China, effective July 1, 2021, stringent China VI emissions regulations addressing particulate emissions were implemented, which could affect consumer demand for vehicles, or powertrain options for vehicles, that do meet the new emissions standard. For example, in 2019, one of our equity - accounted joint ventures in China experienced a significant drop in demand for one transmission model supplied to a Chinese OEM. One of the factors underlying the drop in demand was the fact that the transmission would not have met the China VI standard, had it been in effect at that time. · United States: In the U.S., the current administration issued an executive order with a non - binding target of 50% of all new vehicles sold in 2030 to be zero - emission vehicles (“ZEVs”), including battery electric, plug - in hybrid electric, or fuel cell EVs. Subsequently, the U.S. EPA finalized new vehicle emissions standards for passenger cars and light - duty Sustainability Metrics Non - Climate Elements of Sustainability Climate - Related Risks and Risk Mitigation Climate - Related Opportunities Sustainability Governance Introduction Summary Sustainability Metrics

30 trucks with model years 2023 - 2026 which increase in stringency through that period, and would result in a fleetwide average fuel economy of approximately 40mpg in 2026. More stringent emissions standards for model years 2027 - 2030 are expected to be introduced by the EPA in the near term. In addition, the U.S. National Highway Traffic Safety Administration (NHTSA) issued new corporate Average Fuel Economy (CAFE) standards – regulating how far our vehicles must travel on a gallon of fuel. The new CAFE standards for passenger cars and light trucks manufactured in model years 2024 - 2026 would increase fuel efficiency requirements by 8% annually (compared to 1.5% annually under previous standards) for model years 2024 - 2026 and increase the estimated fleetwide average fuel economy by 12 miles per gallon for model year 2026 vehicles, relative to model year 2021. In 2022, the U.S. also announced stricter standards on smog - forming emissions from trucks, vans and buses starting in the 2027 model year. The new EPA rules are more than 80% stronger than current rules and represent the first update to clean air standards for heavy - duty vehicles in over 20 years. The tightening emissions standards in the European Union, China and the U.S. are intended to promote the transition to ZEVs. OEMs have been spending significant sums in R&D in order to meet the higher regulatory standards. Although production of ZLEVs/ ZEVs is accelerating due to regulatory requirements, to the extent that ZLEVs/ZEVs do not sell at the levels expected, production volumes may need to be reduced. Lower than forecast production poses a risk to our ability to recover pre - production expenses amortized in the piece - price of our product, as discussed above. Phase - out of New ICE Vehicles : In addition to more stringent fleet emissions and fuel efficiency standards, the number of national and subnational jurisdictions committing to, or accelerating existing commitments to, phase - out of the sale or registration of new ICE engines is growing . As part of its Fit for 55 legislation, the E . U . will require 100 % reduction in CO 2 emissions by 2035 effectively banning the sale of new gasoline and diesel fueled vehicles in E.U. member countries by that date, with an interim reduction of 55% by 2030. The United Kingdom has accelerated its plans to phase out ICE passenger cars and vans, with all vehicles required to have a significant zero emissions capability (e.g., plug - in and full hybrids) from 2030, and be 100% zero emissions at the tailpipe from 2035. In North America, Canada has accelerated its mandatory phase - out of ICE and diesel powered vehicles through a new regulation that requires all new sales of light - duty vehicles to be ZEVs by 2035; with interim targets requiring 20% ZEVs from 2026 and rising each year until reaching the 100% target in 2035. Companies offering vehicles for sale in Canada will be required to offer a growing percentage of their fleet as ZEVs starting in 2026 and increasing to 100 per cent by 2035, according to the current drafts. In the U.S., the State of California’s, California Air Resources Board (CARB) adopted the Advanced Clean Cars II proposal in 2022. The proposal bans ICE - powered vehicles by 2035, and has progressive targets for ZLEVs in the intervening years. 15 other U.S. States and the District of Columbia have existing laws that require state emissions policies to mirror those of California (Connecticut; Colorado; Delaware; Maine; Maryland; Massachusetts; New Jersey; New Mexico; New York; Oregon; Pennsylvania; Rhode Island; Vermont; Virginia; and Washington). Massachusetts, New York, Oregon, Washington and Vermont have formally declared the phase - out of new ICE vehicle sales from 2035. Given the long lead times for vehicle development, such proposals and emerging regulation are expected to increasingly impact OEM and automotive supplier product planning and development this decade, and have led to several OEMs establishing EV targets for specific brands or their complete vehicle offerings, including our top six customers: Sustainability Metrics Non - Climate Elements of Sustainability Climate - Related Risks and Risk Mitigation Climate - Related Opportunities Sustainability Governance Introduction Summary Sustainability Metrics

31 · BMW: 30% EVs by 2025; 50% by 2030 · Ford: 100% EV by 2030 in Europe · GM: 100% EV by 2035 · Mercedes - Benz: 50% EVs by 2025 (including plug - in EV); 100% EV by 2030 · Stellantis: 100% EV by 2030 (by brand – DS by 2024; Lancia by 2026; Alfa Romeo by 2027; Opel by 2028; Fiat & Peugeot by 2030) · Volkswagen: 45% EV by 2030 (by brand – Audi 100% EV by 2033; VW 100% EV by 2035; Porsche > 80% EV by 2030). Vehicle Restrictions in Congested Urban Centres: Municipal governments in a number of cities around the world have introduced restrictions on personal - use vehicles in congested urban centres, in an effort to reduce CO 2 emissions and improve urban air quality. Examples of the types of restrictions include: car - free zones; toll charges; and use restrictions by license plate. Continued expansion of such initiatives could reduce the demand for personal - use vehicles, which could affect our profitability. As a result of measurable air quality improvements in many cities during COVID - 19 - related mandatory lockdowns/stay - at - home orders, an expansion of restrictions on personal - use vehicles in urban centres is likely. We attempt to mitigate applicable policy risks relating to climate change - related regulation in a number of ways, including: · monitoring and evaluating global regulatory developments; · early - stage interaction with our OEM customers to understand their product priorities and regulatory compliance requirements; · in - house R&D, including our ongoing analysis of megatrends and the “Car of the Future”, combined with investment strategies in mobility and technology start - ups; and · strategic planning processes at both Operating Group and Corporate levels, including Board oversight of strategic plans. In terms of direct policy actions affecting our operations, we anticipate continued strengthening of environmental regulations related to industrial emissions and discharge of pollutants to air, water and ground. We currently face strict environmental regulations in the countries where we operate and have developed a global environmental management program in order to comply with or exceed regulatory standards. Our environmental management program is regularly updated to address changing environmental laws and regulations. Refer to “Section 4.1 – Environmental Stewardship” in this Sustainability Report for a description of the program. In considering the potential impact of the above or other climate - related policy actions, readers are encouraged to review the following risk factors in “Section 5 – Risk Factors” in our AIF: · Regional Volume Declines · Consumer Take Rate Shifts · Deteriorating Vehicle Affordability · Potential Consumer Hesitancy · Alignment with “Car of the Future” · Evolving Counterparty Risk Profile · Impairments Over the medium to long term, carbon pricing initiatives may present a risk to our profitability. According to the World Bank, in 2022 there were 70 carbon pricing initiatives implemented or scheduled for implementation in 47 countries and 36 sub - national jurisdictions, which would cover emissions representing 23.2% of global Greenhouse Gas (GHG) emissions. We are pursuing energy reduction measures and developing carbon neutrality strategies for our manufacturing facilities. However, over the medium - to long - term, carbon pricing initiatives · Changes in Laws · Market Shifts · Customer Purchase Orders · Customer Pricing Pressure/ Contractual Arrangements · Environmental Compliance Sustainability Metrics Non - Climate Elements of Sustainability Climate - Related Risks and Risk Mitigation Climate - Related Opportunities Sustainability Governance Introduction Summary Sustainability Metrics

32 could affect our profitability to the extent we are unable to implement cost - saving or energy reduction measures within a timeframe and/or at a cost which enables us to offset or avoid the cost of carbon pricing initiatives . 3.1.2 CUSTOMER - DRIVEN POLICY ACTIONS A number of our OEM customers have set carbon - neutrality targets and are challenging Tier 1 Suppliers to support such targets. Some such OEM targets and expectations are more aggressive than our own carbon neutrality targets. In some cases, we are being asked to quote the supply of future programs based on 100% renewable energy use for production. Although we expect to meet or exceed our customers’ expectations, the inability to do so within the timeframes expected could result in the loss of some future business. 3.1.3 CLIMATE - RELATED LITIGATION We do not currently believe that climate - change - related litigation represents a significant legal risk for us. However, if OEMs are adversely impacted by climate - change litigation, there is a possibility that Tier 1 Suppliers like Magna could face additional pricing pressure. Readers are encouraged to review the “Customer Pricing Pressure/Contractual Arrangements” risk factor in “Section 5 – Risk Factors” in our AIF. 3.1.4 TECHNOLOGY Investments in automotive technologies that support the transition to ZLEVs can be significant, particularly in product areas such as battery systems for hybrid and EVs. While our product strategy does not currently include battery systems or other components which generate or store energy for ZLEVs, we have been awarded several battery enclosure programs and currently offer a range of electrified drivetrain products, hybrid dual - clutch transmissions (“HDTs”), dedicated hybrid transmissions (“DHTs”), as well as complete electric - drive (“e - Drive”) systems. We have also expanded our product offering into other areas relevant to ZLEVs – for example, in conjunction with a joint venture partner, we can offer customers a complete EV platform. Our R&D spending for electrification solutions has been significant over the last few years and could continue to be in coming years as electrification - related technologies continue to evolve. Additionally, our OEM customers are making significant investments in the development of ZLEVs, which is impacting their profitability and could lead to increased pricing pressure on us. As ZLEVs increase their proportion of the overall vehicle market over the medium - to long - term, we expect our sales of manual transmissions and traditional DCTs to decline, and sales of HDTs, DHTs and e - Drive systems to increase. The increasing adoption of electrified drivetrain solutions adversely impacts our AWD and 4WD businesses over the long term, since it is possible to achieve AWD through the use of electric motors in hybrid or fully - electrified drivetrains. However, OEM product plans show mechanical AWD and 4WD programs extending out for approximately the next decade. We seek to offset displacement of mechanical AWD and 4WD systems through increased sales of electrified product offerings such as e - Drive systems. Overall, we believe that the range of products we offer our OEM customers provides us with a competitive advantage and an effective hedge against the market uncertainties associated with the transition to ZLEVs . Sustainability Metrics Non - Climate Elements of Sustainability Climate - Related Risks and Risk Mitigation Climate - Related Opportunities Sustainability Governance Introduction Summary Sustainability Metrics

33 EV POWERTRAIN - AGNOSTIC ICE Power Electronics – EV, HV Hybrid Transmission Interior Systems and Seating Body Exterior (incl. Lighting and Mirrors) Driving Systems (incl. chassis) Electronics – Other Thermal Management Complete Vehicle Engineering and Manufacturing Body Structure Sensors (ADAS) ECUs/DCUs E - Drivetrain Engine Systems Battery Pack Exhaust Regulation Components Included in Magna’s portfolio As illustrated below, a substantial majority of our products are “agnostic” with respect to the type of vehicle propulsion system used, and therefore remain relevant to ZLEVs: Sustainability Metrics Non - Climate Elements of Sustainability Climate - Related Risks and Risk Mitigation Climate - Related Opportunities Sustainability Governance Introduction Summary Sustainability Metrics

34 In the case of drivetrain products, we view the know - how gained from our mechanical drivetrain expertise as being critical to our ability to deliver innovative electrified solutions that meet our customers’ needs. In addition to continuing to offer a range of mechanical and electrified drivetrain products, we aim to mitigate technology transition risks through: · early - stage interaction with our OEM customers to understand their product priorities and regulatory compliance requirements; · in - house R&D, including our ongoing analysis of megatrends and the “Car of the Future”, combined with investment strategies in mobility and technology start - ups; and · strategic planning processes at both Operating Group and Corporate levels, including Board oversight of strategic plans. In considering the potential impact of the above or other climate - related policy actions, readers are encouraged to review the following risk factors in “Section 5 – Risk Factors” in our AIF: · Intense Competition · Consumer “Take Rate” Shifts · Emergence of potentially - disruptive EV OEMs · Deteriorating Vehicle Affordability · Potential Customer Hesitancy · Alignment with “Car of the Future” · Evolving Counterparty Risk Profile · Customer Purchase Orders · Restructuring Costs · Technology and Innovation 3.1.5 MARKET Some of the risks impacting the market for our products in the transition to a lower carbon economy are described above under “Section 3.1.1 – Regulatory Policy Actions” and “Section 3.1.4 – Technology”. Additionally, there are potential risks to the demand for personal mobility vehicles, and thus for our products, from technology - driven shared mobility solutions such as ride hailing and ride sharing. To date, such shared mobility solutions have not had a material impact on the demand for new vehicles and no such adverse effect is expected in the near - to medium - term. In any event, our own strategy related to new mobility seeks to mitigate risks to our business and realize opportunities based on the breadth of capabilities we can offer new mobility customers. Additionally, in order to enhance our understanding of potential shifts in consumer behaviour, we conduct our own analysis of various factors that are expected to drive future personal and shared mobility trends, including through: · monitoring and analysis of social, digital, demographic, regulatory, industry, geopolitical and other trends which may create demand for and drive development of new automotive and mobility technologies; · review of academic research; · collection and screening of ideas submitted through innovation programs; and · early - stage interaction with our OEM customers and new mobility market entrants to understand their product priorities. We do not currently anticipate long - term supply constraints on key commodities required by us in our business, including steel, aluminum or resin . However, production processes for steel and aluminum are carbon intensive, with relatively scarce supply of low - carbon · Changes in Laws · Market Shifts · Dependence on Outsourcing · Impairments · Customer Pricing Pressure/Contractual Arrangements · Investments in Mobility and Technology Companies · Intellectual Property Risks Sustainability Metrics Non - Climate Elements of Sustainability Climate - Related Risks and Risk Mitigation Climate - Related Opportunities Sustainability Governance Introduction Summary Sustainability Metrics

35 alternatives. As the entire industry’s carbon - neutrality and net - zero efforts increase, the price of low - carbon steel and aluminum may increase in the near - and medium - terms until the supply of low - carbon product is sufficient to meet growing demand. In the near - and medium - term, the increasing production of ZLEVs may also strain supplies of the rare earth minerals and other metals required for vehicle battery systems, which we do not supply, including nickel, cobalt and lithium used in EV batteries, copper for EV charging infrastructure and rare earth metals for EV motor magnets. However, such supply constraints could help spur the development of alternative battery technologies or low carbon fuels and/ or promote technological breakthroughs that could facilitate market penetration of hydrogen fuel cell or other technologies. We intend to continue developing and offering solutions such as e - Drive systems which are neutral as to electric power source (battery or hydrogen fuel cell stack) in order to mitigate potential risks related to supply constraints of rare earth minerals or other commodities needed for current ZLEV power source technologies. In considering the potential impact of market risks, readers are encouraged to review the following risk factors in “Section 5 – Risk Factors” in our AIF: · Intense Competition · Consumer “Take Rate” Shifts · Deteriorating Vehicle Affordability · Potential Customer Hesitancy · Alignment with “Car of the Future” · Evolving Counterparty Risk Profile · Supply Chain Disruptions · Quote/Pricing Assumptions 3.1.6 REPUTATION Since light vehicles are contributors to global GHG emissions, Tier 1 suppliers like Magna may face reputational risks from participation in the automotive industry. Examples of such risk types include potential loss of business from sustainability - focused customers, reduced investor demand for our shares, and challenges attracting talent. A number of our OEM customers are embedding sustainability criteria in their sourcing decisions and could reduce purchases from us if they perceive Magna to lag other suppliers with respect to sustainability. Stakeholders, including investors and employees, as well as prospective employees are increasingly focused on companies’ sustainability efforts. Investors may sell shares of investee companies perceived to be less sustainable. In addition, millennial and other components of the workforce want to work in companies they perceive as sustainable, making it difficult for companies to attract such talent if the company is perceived as lagging in sustainability. However, OEMs and Tier 1 Suppliers have been proactively adapting to climate change and transitioning to a lower carbon economy, as evidenced by the significant spending on R&D and technological innovation to reduce CO 2 emissions, particularly through electrification and powertrain efficiency, as well as the setting of carbon neutrality targets in their own operations. At the same time, particular OEMs may be viewed as more or less sustainable based on their sustainability strategies and commitment to transitioning to a lower - carbon economy. Equally, particular vehicle models or even entire vehicle segments may be perceived to be more or less sustainable. As a supplier of a broad range of systems to all major OEMs, we do not anticipate any consequences to our reputation by virtue of the fact that we may supply to any particular OEM, vehicle or vehicle segment. In any event, we believe that our R&D and technological innovation, which is focused on lightweighting, improved fuel economy and lower emissions, together with our sustainability strategy, including our carbon neutrality commitments, serve to mitigate potential reputational risks. · Commodity Price Volatility · Technology and Innovation · Market Shifts · Dependence on Outsourcing · Customer Pricing Pressure/Contractual Arrangements · Investments in Mobility and Technology Companies Sustainability Metrics Non - Climate Elements of Sustainability Climate - Related Risks and Risk Mitigation Climate - Related Opportunities Sustainability Governance Introduction Summary Sustainability Metrics

36 3.2 Physical Risks and Risk Mitigation 3.2.1 ACUTE With the increased frequency and severity of extreme weather events associated with climate change, including floods, windstorms, wildfires, tornados, tsunamis, hailstorms and other natural weather hazards, we face the risk that such an event could cause significant damage to one or more of our facilities or those of our customers and/or sub - suppliers. While our primary concern in an acute climate event affecting one of our facilities would be the safety and well - being of our employees, property damage and business interruption would represent the primary financial risk. An acute climate event that significantly damages one of our facilities could disrupt our production and/or prevent us from supplying products to our customers. Such an event could lead to us incurring a number of costs, many of which may be unrecoverable, including: costs related to the physical repair of any damage to our facility; costs related to premium freight or re - sourcing of supply; penalties or business interruption claims by our customers; loss of future business and reputational damage; and higher insurance costs going forward. Extreme climate events could also disrupt supply chains for the entire industry over the near, medium - and long - term. The National Centers for Environmental Information, a U.S. federal agency, estimates that the number of billion - dollar weather and climate disasters in the United States each year has risen significantly to an average of 20 in the last two years, from an average of three per year in the 1980s. In recent years, a number of supply disruptions resulting from extreme weather have occurred around the world, including: · a rare and extreme storm impacted the U.S. state of Texas that disrupted oil production and thus supplies of resins and materials required for automotive seating. The storm also forced three major semiconductor facilities clustered in the Austin, Texas, area to temporarily shut down, which exacerbated the global semiconductor shortage. · flooding in central China that disrupted supply chains for commodities and forced the closure of several automotive OEM plants. · a typhoon in Malaysia that damaged Southeast Asia’s second - largest port, causing a disruption in the semiconductor supply chain and causing some U.S. - based automotive OEMs to suspend operations. · the Rhine river, Europe’s most important commercial waterway, experienced both bursting from heavy rainfall and snowmelt, as well as low water levels from drought conditions. The conditions halted shipping for extended periods, forced reduced cargo loads, and disrupted both inbound raw material and outbound product deliveries, which impacted the German automotive industry, in particular. Such events can cause shortages of critical materials, which in turn drives prices higher. Efforts to mitigate the impact of such events often result in higher near - term costs until disruption of the affected material has been resolved, due to factors such as premium freight costs for substitute materials. As the frequency of such events increases, we may be forced Sustainability Metrics Non - Climate Elements of Sustainability Climate - Related Risks and Risk Mitigation Climate - Related Opportunities Sustainability Governance Introduction Summary Sustainability Metrics

37 to maintain higher inventories of various materials and components required for production, to minimize potential disruptions. We maintain a global property risk control (PRC) program to support our efforts to mitigate risks to our employees’ safety, physical property risks and potential for business interruption due to extreme weather events. The program, which includes risk engineering with support from a third - party property risk engineering consulting firm, includes the following elements to promote the physical resiliency of our facilities and minimize the risk of disruption to our operations: pre - screening of facility site selection; acquisition risk assessments; periodic facility inspections; facility construction design review and recommendations; and training and education. Our third - party risk engineering consultant typically engages in over 200 physical on - site assessments annually to evaluate various risks, including those relating to natural hazards. Using the Swiss Re NatCat database, the advisor has analyzed over 400 unique Magna locations to assess climate - related exposures, including: flood, wind, storm surge, wildfire, tornado, tsunami, hailstorm, lightning, temperature change, precipitation, sea level rise risk and water security. The results of the analysis form the basis of discussions with our PRC group regarding potential risk control recommendations to be implemented in our facilities. In certain circumstances, the program extends the risk assessment to our direct suppliers by identifying and evaluating potential exposures to our direct supply chain (including natural hazards) which could potentially disrupt business operations. Where such supply chain exposures are identified, a more detailed assessment may be performed to better understand the supply chain risk, including further on - site assessment, where practicable. In considering the potential impact of acute physical risks, readers are encouraged to review the following risk factors in “Section 5 – Risk Factors” in our AIF: · Supply Chain Disruptions · Regional Energy Supply and Pricing · Legal and Regulatory Proceedings · Climate Change Risks – Transition and Physical Risks An extreme weather event that damages any of our manufacturing Divisions and results in injuries or fatalities among employees at such Division could have a material adverse effect on our reputation and could result in legal claims being brought against us . Climate change considerations may impact the availability of and premiums for insurance coverage in general, and in particular, for properties in high - risk locations. Additionally, we may need to self - insure a higher level of risk, which could result in a material adverse effect on profitability in the event of an extreme weather event which causes damage to one or more of our facilities. Sustainability Metrics Non - Climate Elements of Sustainability Climate - Related Risks and Risk Mitigation Climate - Related Opportunities Sustainability Governance Introduction Summary Sustainability Metrics

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3.2.2 CHRONIC

As part of our PRC program, we have retained an advisor to map our global footprint against identified earthquake, wind exposed/hurricane, flood exposed and wildfire zones, as well as areas with low water security, in order to assist us with footprint planning, as well as our understanding of, and efforts to address, potential risks associated with such types of natural catastrophes.

This footprint mapping exercise provided the following conclusions:

- Property Risk Concentrations: There are ten geographic regions (in Austria, Canada, Germany, Mexico and the U.S.) in which we have concentrations of property/asset risk, meaning multiple locations within a 35 km radius, and comprising approximately 42% of the total insured value ("TIV") under our property risk program. All of the regions of concentrated property/asset value are considered to be "Low" seismic hazard zones and are not exposed to tropical cyclones.
- Seismic Zones: We have operations in Austria, Germany, Slovenia, Slovak Republic, Morocco, India, Turkey, Japan, Italy, Romania, China and Mexico comprising approximately 6% of the TIV under our property risk program, which are located in regions of "Moderately High" or greater seismic hazard. None of our operations are in regions where the seismic hazard is considered "Extreme".
- Tropical Cyclone Zones: Operations in certain parts of Mexico, Japan, China, India, Korea and the U.S. comprising approximately 4% of the TIV under our property risk program are located in hurricane risk Zone 1 to Zone 5, as per Munich Re's Natural Hazards Assessment Network (NATHAN) categorization. TIV by Tropical Cyclone Zones are as follows:

MUNICH RE (NATHAN) TROPICAL CYCLONE ZONE	PROPORTION OF TIV
Zone 5: > 300 km/h	NIL
Zone 4: 252-300 km/h	NIL
Zone 3: 213-251 km/h	0.67%
Zone 2: 185-212 km/h	0.58%
Zone 1: 142-184 km/h	2.68%
Zone 0: 76-141 km/h	23.86%
No hazard	72.21%

- Flood Zones: Flood risk is typically categorized as 50-year, 100-year, 200-year and 500-year flood risks. Definitions of these categories based on Swiss Re's CatNet Global Flood Zone (GFZ) categorization and the proportion by TIV of our facilities for each category are as follows:

CATEGORY	FLOOD PROBABILITY	PROPORTION OF TIV WITHIN 5 KM RADIUS
50-year	1 in 50 (2%) chance of occurring in a year	2.3%
100-year	1 in 100 (1%) chance of occurring in a year	11.4%
200-year	1 in 200 (0.5%) chance of occurring in a year	13.1%
500-year	1 in 500 (0.2%) chance of occurring in a year	2.6%

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Climate change is associated with a rise in sea levels, which places properties located within a five kilometre radius of the current coastline at risk of coastal flooding. A total of 12 of our Divisions are located five kilometres or closer to a coastline and thus may be at higher risk from the effects of climate-change-related sea rise:

NUMBER OF DIVISIONS	LOCATION(S)	BODY OF WATER
2	Michigan, U.S.	Lake Michigan
1	Ohio, U.S.	Lake Erie
1	Ontario, Canada	Lake Ontario
1	Liverpool, U.K.	River Mersey
1	Livorno, Italy	Ligurian Sea
1	Bari, Italy	Adriatic Sea
1	Golcuk Izmit, Turkey	Lake Sapanca
1	Tangier, Morocco	Atlantic Ocean
1	Guangzhou, China	Huangou River
1	Hangzhou, China	East China Sea
1	Taizhou, China	East China Sea

Two of such Divisions (Golcuk Izmit, Turkey; and Taizhou, China) representing less than 0.5% of TIV are located within one kilometre of a coastline.

Wildfires

Less than 1% of our Divisions (located in Brazil), representing approximately ≤1% of TIV, are considered as being exposed to significant wildfire risk. Wildfire risk is reviewed based on proximity to forests and grasslands with consideration of topography and climate conditions.

Water Security

Water scarcity is a chronic condition in a number of regions of the world, and it is expected to be amplified due to the effects of climate change. As part of our PRM program, we conducted an assessment of water security risk in 2022. Water security suggests the reliability/security of an acceptable quantity and quality of water, since water is a critical input in many production processes as well as the lifeblood of sprinkler protection systems. A reduction or failure of water supply could cause a significant impact on operations in the affected region. The methodology for determining water security exposure was based on the "Baseline Water Stress" 4 of the World Resources Institute (WRI) Aqueduct Global Maps 3.0, that measures the ratio of water withdrawals to available renewable surface and groundwater at the catchment scale. Water withdrawals include domestic, industrial, irrigation, and livestock consumptive and non-consumptive uses. Available renewable water supplies include the impact of upstream consumptive water users and large dams on downstream water availability. The indicator used is calculated by inverting the "Baseline Water Stress" scores and converted to a 0-100 scale to represent "Water Availability" as a percentage. Low values represent water stressed areas, due to either high water withdrawals or low water supplies.

40 Our assessment showed that we have 61 locations in regions deemed to have “low” water security, comprising approximately 14% of TIV. The assessment indicated exposure locations in China, Germany, India, Italy, Mexico, Spain and the United States. However, Mexico represents the most significant region for us in terms of exposure to water security risk as approximately 50% of the affected locations are in Mexico, representing approximately 70% of the TIV in low water security regions. While we currently attempt to mitigate the impact of water scarcity risks through water reduction and re - use activities, including the use of treated waste water for irrigation of green areas on a site, the water security analysis is used for additional discussions with our risk engineering consultant, including potential additional recommendations for action plans to mitigate water security risks in the affected regions. In considering the potential impact of chronic physical risks, readers are encouraged to review the following risk factors in “Section 5 – Risk Factors” in our AIF: · Supply Chain Disruptions · Regional Energy Shortages and Pricing · Climate Change Risks – Transition and Physical Risks Sustainability Metrics Non - Climate Elements of Sustainability Climate - Related Risks and Risk Mitigation Climate - Related Opportunities Sustainability Governance Introduction Summary Sustainability Metrics

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SPOTLIGHT ON EMPLOYEE LEADERSHIP

Cultivating an Energy Saving Culture


DISCOVER YOUR
WHAT'S NEXT
ENERGY MANAGER OF THE YEAR
EHSON AMEER

Ehson Ameer, a Save on Energy 2021 Energy Manager of the Year winner provided by the Independent Electricity System Operator (IESO), is making a difference when it comes to cultivating an energy-conscious mindset among employees at a Magna division in Guelph, Ontario (Canada). The award celebrates innovative professional energy managers who deliver lasting holistic energy saving programs. At the Guelph division, Ameer leads the strategic energy management program where he manages energy audits, creates strategies to save energy and drives organizational change.

With the aid of a grant from National Resources of Canada, the Guelph, Ontario, division installed 150 energy meters throughout the plant in 2022 to measure electricity and compressed air on 39 injection molding presses, three paint lines and other equipment. The goal is to raise awareness about energy consumption and to provide operators with weekly reports on energy usage, with the aim of a 10% overall energy reduction in the plant in 2023.

42 Non - Climate Elements of Sustainability Sustainability Metrics Non - Climate Elements of Sustainability Climate - Related Risks and Risk Mitigation Climate - Related Opportunities Sustainability Governance Introduction Summary Sustainability Metrics

43 4 . 1 Environmental Stewardship Magna strives to be an industry leader in health, safety and environmental practices in all operations through technological innovation and process efficiencies to minimize the impact of our operations on the environment and to provide safe and healthful working conditions. In furtherance of this objective, Magna’s Health, Safety and Environmental Policy (“HSE Policy”) commits to, among other things: · complying with, and exceeding where reasonably possible, all applicable health, safety and environmental laws, regulations and conforming with our internal standards based on generally accepted environmental practices and industry codes of practice; · regularly evaluating and monitoring past and present business activities impacting on health, safety and environmental matters; · improving the efficient use of natural resources, including energy and water; · minimizing waste streams and emissions; · implementing environmental sustainability targets as defined in the Magna Environmental Principles; Facilities ISO 50001 Certified 260+ Facilities ISO 14001 Certified 2 5 + · utilizing innovative design and engineering to reduce the environmental impact of our products during vehicle operation and at end of life; · ensuring that a systematic review program is implemented and monitored at all times for each of our operations, with a goal of continuous improvement in health, safety and environmental matters and zero accidents or environmental incidents; and · reporting to the Board at least annually. The full text of the HSE Policy is located on Magna’s website ( www.magna.com ). Sustainability Metrics Non - Climate Elements of Sustainability Climate - Related Risks and Risk Mitigation Climate - Related Opportunities Sustainability Governance Introduction Summary Sustainability Metrics

44 4.1.1 ENVIRONMENTAL COMPLIANCE Magna is subject to a wide range of environmental laws and regulations relating to emissions, soil and groundwater quality, wastewater discharge, waste management and storage of hazardous substances. Magna maintains a global environmental program Audits & Inspections Risk Assessment & Action Plan · Each finding identified in an audit or inspection is assigned a risk score, with the risk scores of all findings combined to establish an overall environmental performance rating for the Division · The Division is provided a report containing recommendations which are prioritized based on the level of risk identified in the risk assessment · The Division is required to develop a corrective action plan to address the identified risk Oversight, Performance Tracking & Reporting · Magna’s Environmental Department provides ongoing assistance to Division personnel in resolving action plan items, including by reviewing and approving action plans that have been submitted to close out identified risks · Audit/Inspection findings are also communicated to our Operating Group management to enhance oversight and commitment to resolving action items · A performance review takes place quarterly with Operating Group management · An escalation process is in place to deal with findings that are not being resolved on a timely basis, with additional environmental risk awareness training provided to the relevant Division, where necessary · Magna’s Environmental Department provides periodic environmental compliance updates to the GNSC. which consists of both internal and third - party audits and inspections of our facilities for compliance with local regulations, internal corporate environmental requirements and industry best practices as detailed below: Sustainability Metrics Non - Climate Elements of Sustainability Climate - Related Risks and Risk Mitigation Climate - Related Opportunities Sustainability Governance Introduction Summary Sustainability Metrics

45 General environmental awareness training is provided to employees by Division management as well as Magna’s Environmental Department as part of ISO 14001 certification compliance. In addition, Magna’s Environmental Department holds regular conferences for representatives of our manufacturing facilities in order to: · reinforce Magna’s commitment to environmental responsibility; · communicate changes in local and regional regulations; and · share best practices with respect to environmental protection, compliance and sustainability initiatives. 4.1.2 HAZARDOUS WASTE AND INDUSTRIAL EMISSIONS We operate a number of manufacturing facilities that use environmentally - sensitive processes and hazardous materials. We believe that all of these operations meet, in all material respects, applicable governmental standards for management of hazardous waste and industrial emissions. Occasionally our operations may receive a notice of violation or similar communication from local regulators during routine reviews. We have in the past and will continue in the future to address any such notices promptly. Based on our preliminary data, approximately 4% of the aggregate waste generated by Magna in 2022 was hazardous, a reduction from 7% in 2021. We attempt to reduce the amount of hazardous waste that ends up in secure landfills through: recycling, reuse or energy recovery initiatives. Approximately 90% of the hazardous waste generated by Magna in 2022 was diverted from secure landfills through such initiatives. Sustainability Metrics Non - Climate Elements of Sustainability Climate - Related Risks and Risk Mitigation Climate - Related Opportunities Sustainability Governance Introduction Summary Sustainability Metrics

46 4.2 Fairness and Concern for Employees 4.2.1 OUR COMMITMENT TO MAGNA EMPLOYEES We are committed to an operating philosophy based on fairness and concern for people. This philosophy is one in which employees and management share in the responsibility of ensuring our company’s success. Our Employee’s Charter, a foundational document in our business, sets out this philosophy through the following principles: · Job Security – Being competitive by making a better product for a better price is the best way to enhance job security. Magna is committed to working together with employees to help protect their job security. To assist employees, Magna will provide job counselling and training, as well as employee and family assistance programs. · A Safe & Healthful Workplace – Magna is committed to providing employees with a working environment which is safe and healthful. · Fair Treatment – Magna offers equal opportunities based on an individual’s qualifications and performance, free from discrimination or favouritism. · Competitive Wages & Benefits – Magna provides employees with information which enables them to compare their total compensation, including wages and benefits, with those earned by employees of their direct competitors and local companies their Division competes with for people. If total compensation is found not to be competitive, it will be adjusted. · Employee Equity & Profit Participation – Magna believes that every employee should share in the financial success of the company. · Communication & Information – Through regular monthly meetings between management and employees, continuous improvement meetings and through various publications and videos, we keep our employees informed about company and industry developments. We also conduct regular employee opinion surveys to help facilitate employee engagement and to receive valuable feedback from employees to help drive continuous improvement. · The Hotline – Should an employee have a problem, or feel the above principles are not being met, we encourage them to contact the Hotline to register their complaint(s). Those using the Hotline do not have to give their name, but if they choose to do so, it will be held in strict confidence. Hotline Investigators will respond to those using the Hotline. The Hotline is committed to investigating and resolving all concerns or complaints and must report the outcome to Magna’s Global Human Resources Department. We also maintain a confidential and anonymous whistle - blower hotline for employees and other stakeholders that is overseen by our Audit Committee. See Section 4.5 – “Corporate Ethics and Compliance” below for further details. Sustainability Metrics Non - Climate Elements of Sustainability Climate - Related Risks and Risk Mitigation Climate - Related Opportunities Sustainability Governance Introduction Summary Sustainability Metrics

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We also maintain a Global Labour Standards Policy, which codifies our existing practices consistent with our Fair Enterprise culture. This Policy provides a framework for our commitment to fundamental human rights and international standards that help support positive employee relations, including:

- promoting the importance of diversity, inclusion, and respect for one another, regardless of personal differences;
- not tolerating harassment of any kind, including physical, sexual, psychological or verbal abuse;
- ensuring employees do not face discrimination in accordance with the protections afforded by applicable law, including discrimination based on race, nationality or social origin, colour, sex, religion, gender identity, disability or sexual orientation;
- condemning child labour;
- rejecting forced or compulsory labour;
- maintaining safe and healthy workplaces; and
- providing employees with appropriate rest and leisure time.

We publish a Slavery and Human Trafficking Statement setting out the steps Magna has taken to address the risk of slavery and human trafficking in our operations and supply chain. The statement can be found in the "Financial Reports & Public Filings" section of our website, at www.magna.com. Our commitment to our employees continued to garner recognition, including:

Forbes: America's Best Large Employers (2023)

Forbes: Canada's Best Employers (2023)

Built in: Best Places to Work (2023)

Forbes: World's Best Employers (2022) – Our 6th consecutive year receiving this accolade

Forbes: Best-in-State – Michigan (2022)

"Open Company" Certification from Glassdoor

Great Place To Work® for Millennials: Turkey (2022)

Great Place To Work®: Turkey (2022)

Mercier China: Healthiest Workplace Awards (2022-2023)

Universum: Most Attractive Employer Award – Mexico & Czech Republic (2022)

48 4.2.2 COLLECTIVE RIGHTS We are committed to providing workplace environments that promote the dignified, ethical, and respectful treatment of our employees, as reflected in the standards contained in our Global Labour Standards Policy and our Code of Conduct and Ethics (“Code”). Our Global Labour Standards Policy articulates our respect for employees’ right to associate freely and to choose for themselves whether or not they wish to be represented by a third - party in accordance with local laws. We operate both unionized and non - unionized facilities across multiple regions, as well as having facilities where other forms of representative structures exist, such as works councils, and/or where industry - wide tariff agreements apply. In our core regions such as the Americas, Europe and Asia, we have a number of locations formally represented by trade unions, where local collective bargaining agreements are in place. Where such arrangements exist, we strive to maintain positive and productive business relationships with these organizations, resulting in competitive industry agreements. Employees in our unrepresented facilities benefit from a system of progressive and people - focused human resources policies, coupled with consultative concern resolution programs which include our Fairness Committee, Employee Advocates, Employee Opinion Survey, Open Door Process and our Hotline, all designed to proactively address individual and workplace issues in a constructive and respectful manner. 4.2.3 MAGNA’S OPEN - DOOR PROCESS Magna maintains a comprehensive Open - Door Process, whereby employees are empowered to bring issues and concerns forward to leadership at all levels of the organization, without fear of retaliation. This process enables management and employees to collaborate on resolving workplace issues together. This process includes regular use of Employee Opinion Surveys, focus groups, and local continuous improvement action plans, focused on maintaining a positive workplace environment. As a part of our Open - Door Process, we maintain Fairness Committees in many of our North American and European manufacturing facilities, as well as at various manufacturing facilities in India and China. These Fairness Committees enable employees to have many of their concerns resolved by a peer review committee comprised of both management and fellow employees. Most of our North American manufacturing facilities also have an Employee Advocate who works with our employees and management to help ensure that any concerns that arise in the workplace are addressed quickly and in accordance with our Employee’s Charter, Global Labour Standards Policy and Operational Principles. 4.2.4 LEADERSHIP DEVELOPMENT/TALENT MANAGEMENT We have implemented, and continue to enhance, our Leadership Development System to help identify, train and develop future leaders with the skills and expertise needed to manage a complex, global business. We have also based our talent management strategy on our current business objectives and strategy and our understanding of the transformation taking place in the automotive industry. Given that an effective workforce will increasingly be required to be lean and digitally adept, we are focused on building such a workforce through attraction and recruitment, professional development, succession planning, promoting diversity and inclusion and preservation of our Fair Enterprise culture. Sustainability Metrics Non - Climate Elements of Sustainability Climate - Related Risks and Risk Mitigation Climate - Related Opportunities Sustainability Governance Introduction Summary Sustainability Metrics

49 4.2.5 EMPLOYEE TRAINING In order to support our talent management programs and employee career development, we provide numerous training resources and opportunities for our employees. These include: · required training for designated employees with regard to global compliance topics (discussed in Section 4.5 of this Sustainability Report), including our Code and supplementary policies; · required training for designated employees with respect to various topics, including: information security/ cybersecurity and data classification; · training with regard to sustainability objectives and priorities, including gender equality, industry innovation and infrastructure, and good health and well - being, which has been completed by approximately 33,000 of our employees to date; · providing a Leadership Excellence Program (LE), built on best practices in the business and manufacturing environment; · online Magna Training Centres (MTCs) for Canada/USA, Mexico, Austria, Germany, Czech Republic, Slovakia, Poland, China and India. The MTCs offer programs to develop technical, leadership and business skills to support the learning and development needs of Magna employees from the shop floor to senior management; and · maintaining an online Learning Hub to provide employees with the ability to enhance and future - proof their technical and other skills. Approximately 25% of our total workforce (i.e., all of our white collar employees) receives e - learning training each year, consisting of one course on the Code (including the topics of bribery, corruption, antitrust, and competition) and a second course on one ethics - related topic selected for that year. All new employees are required to receive compliance on - boarding training on Code and related topics as part of their on - boarding process when joining the company. Finally, all new people managers receive advanced ethics training; and all customer - facing employees receive advanced antitrust training upon hiring. Sustainability Metrics Non - Climate Elements of Sustainability Climate - Related Risks and Risk Mitigation Climate - Related Opportunities Sustainability Governance Introduction Summary Sustainability Metrics

50 Magna is committed to attracting, retaining and developing under - represented talent across the globe. In order to pursue this commitment, Magna’s identified strategic pillars for Diversity and Inclusion (“D&I”) success are reviewed by our Executive Management with the Chairs of our Diversity and Inclusion (DI) Council. Periodic updates are provided to the Board of Directors about how the company is progressing the D&I strategy. Our key D&I priorities are to create an inclusive workplace; promote awareness; and to leverage strategic partnerships, as discussed below: 4.3.1 CREATING AN INCLUSIVE WORKPLACE Our employees are critical stakeholders in our business. The principle of Fair Treatment, outlined in our Employee’s Charter – one which we reinforce through employee meetings, training and communications – has been a key element in fostering an inclusive workplace at Magna. Any employee who feels that we are not living up to the principles of the Charter can seek redress through the Magna Hotline. We seek to abide by all applicable labour and employment laws, including those prohibiting discrimination and harassment and those providing for the reasonable accommodation of differences. We are committed to providing equal employment and career advancement opportunities, without discrimination based on sex, race, ethnic background, religion, 4.3 Diversity and Inclusion in our Workplaces disability or any other personal characteristic protected by law. This is addressed in our Code documentation and training, which all Magna employees must complete. 4.3.2 PROMOTING AWARENESS Our Executive Management continues to reinforce the importance of an inclusive and diverse organization. We continue to roll out facilitated workshops to all leadership levels to better equip leaders with tools and resources to drive inclusive behaviour. We also host “listening sessions” to understand racial barriers and issues faced by diverse employees. We promote and embed diversity through our talent attraction and management processes. We have provided diversity and inclusion training for certain employees and have made various D&I tools and resources available for all employees. To further advance our D&I progress, we have implemented three employee - led, volunteer resource communities: Race & Ethnicity (EDGE); LGBTQ+ and Allies (PRIDE); and the Women’s eXchange. These communities support the execution of Magna’s D&I strategy, raise awareness and help foster a more inclusive environment. The employee resource communities provide, among other things, opportunities for mentoring and career development. 4.3.3 LEVERAGING STRATEGIC PARTNERSHIPS We continue to enhance our capabilities by working with diversity and inclusion thought leaders, associations and non - profit organizations dedicated to the advancement of women, racial minorities, and employees of diverse backgrounds; promotion of inclusive work Sustainability Metrics Non - Climate Elements of Sustainability Climate - Related Risks and Risk Mitigation Climate - Related Opportunities Sustainability Governance Introduction Summary Sustainability Metrics

51 cultures; as well as strategies and actions to address the needs of a diverse workforce. These partnerships help us to benchmark our activities and progress, as well as provide insight into best practices and emerging topics for our D&I agenda. Recognizing the importance of improving gender diversity within key technical career streams and to support the development of the next generation of the talent in science, technology, engineering, and mathematics (STEM), we have formed strategic partnerships with a number of organizations that promote gender diversity in technical career streams. Our current strategic partnerships include: Build a Dream; Centre for Automotive Diversity, Inclusion & Advancement (CADIA); Catalyst; FIRST Robotics – Girls in STEM; Gartner, Inc.; her Career; Institute of Electrical and Electronic Engineers (IEEE); Indspire; Inforum; KnowledgeStart; McKinsey & Company; National Society of Black Engineers (NSBE); Newmarket African Caribbean Canadian Association (NACCA); Oakland University; Parents of Black Children; Pontiac Chamber of Commerce; Ryerson DMZ; Society of Automotive Engineers (SAE) International; Society of Hispanic Professional Engineers ; and Women in Manufacturing . We also participate in various automotive advisory groups to ensure the focus on Diversity and Inclusion in the industry remains strong . 4.3.4 GENDER DIVERSITY We are continuing to progress our agenda to increase the number of women in Magna. On a global basis, approximately 28% of the employees in our wholly - owned operations are women. A total of approximately 4,900 employees in our wholly - owned operations occupy critical roles with 873 of such employees, or 18%, being women. Both the percentage of women in our wholly - owned operations, and the percentage of women in critical roles, increased slightly from the previous year. Under - representation of women in our workforce is most pronounced in IT, operations, and product engineering career streams, which is a consistent trend throughout the automotive industry. We recognize that there are improvements to be made and we are pursuing strategies to accelerate the progression of women, in director and managerial level roles, and in our most critical operational and technical roles, where there is the greatest level of under - representation . As part of our succession planning program, we continue to identify high - potential, diverse talent candidates and implement accelerated development plans to support their progression to advanced roles. During talent and succession discussions, there is an increased level of focus on the number of women and diverse candidates nominated into each of our succession pools. In addition, the Board as a whole continues to advocate for improved gender representation and other diversity in leadership and other critical roles, as well as STEM career streams. In addition to their strong advocacy, the female directors of the Board, currently representing 42% of our Board of Directors, have also sought opportunities to mentor and share their experiences with the company’s high - performing female employees. Recognizing the important example set by the Board with respect to its own composition, the Board maintains a Board Diversity Policy (located in the Board Charter) targeting gender parity by December 31, 2023, subject to a minimum of not less than 30% female directors prior to that time. Consistent with the recommendations of the Canadian Coalition for Good Governance, gender parity will be achieved if the balance between male and female directors ranges between 40% and 60% over a rolling three - year timeframe. As of May 11, 2023, the percentage of women on the Board will be 38%, assuming election of all nominees for Magna’s annual meeting of shareholders. In addition to the Board gender representation discussed above, 46% of nominees for election at Magna’s annual meeting of shareholders are diverse nominees (based on gender, LGBTQ+ and/or being an under - represented minority in their home country). Sustainability Metrics Non - Climate Elements of Sustainability Climate - Related Risks and Risk Mitigation Climate - Related Opportunities Sustainability Governance Introduction Summary Sustainability Metrics

52 4.4 Occupational Health and Safety 4.4.1 HEALTH AND SAFETY STANDARDS AND COMPLIANCE Our health and safety program at our Divisions must include specific areas of risk assessment and evaluation that at a minimum includes: machinery and equipment safety; incident and accident management; personal protective equipment; emergency preparedness policies and action plans; fire protection; ergonomics; mental health; industrial hygiene and handling of chemicals; and working at heights and confined space. Our commitment to providing a safe and healthful work environment is fulfilled through a regular program of health and safety audits and inspections of our global facilities. These audits and inspections cover the specific minimum topics listed above. Audits are designed to address documentation requirements, while inspections assess physical hazards. Audits and inspections are conducted on - site and followed with a report requiring the facility to develop an action plan to address deficiencies or best practices. The action plans are reviewed quarterly by senior Operating Group management. The compliance program incorporates international and regional standards, including: ISO 45001, Canadian Standards Association (CSA), American National Standards Institute (ANSI), Conformité Européenne (CE), as well as country - specific standards. Audits and inspections are conducted by specialists with knowledge of Magna’s standards and country - specific requirements. Legislative changes, accident trends and changes to industry standards are incorporated into the program as part of the annual review of the program and updates of audit requirements are conducted every three years. Sustainability Metrics Non - Climate Elements of Sustainability Climate - Related Risks and Risk Mitigation Climate - Related Opportunities Sustainability Governance Introduction Summary Sustainability Metrics

53 Audits & Inspections Risk Assessment & Action Plan · Each action item identified in an audit or inspection is assigned a risk score, with the risk scores of all action items combined to establish an overall health and safety performance rating for the Division · The Division is provided a report containing recommendations which are prioritized based on the level of risk identified in the risk assessment · The Division is required to develop a corrective action plan to address the identified risk Oversight, Performance Tracking & Reporting · Magna’s Health and Safety Department provides ongoing assistance to Division personnel in resolving action plan items and also reviewing action items that have been submitted for closure from Divisions · Audit/Inspection findings are also communicated to our Operating Group management to enhance oversight and commitment to resolving action items · A performance review takes place quarterly with Operating Group management · An escalation process is in place to deal with action items that are not being resolved on a timely basis, with additional health and safety risk awareness training provided to the relevant Division, where necessary · Magna’s Health and Safety Department provides periodic health and safety compliance updates to the TOCC Our Health and Safety Department holds regular conferences with representatives of our Divisions to reinforce our commitment to providing a safe and healthful work environment, as well as to share best practices with respect to occupational health and safety. An employee who believes we have not fulfilled our promise to provide a safe and healthful working environment can seek redress through the Magna Hotline. 4.4.2 ERGONOMICS PROGRAM A key program for supporting employee well - being is our ergonomics program which aims to reduce the risk of musculoskeletal injuries. Managed by each Division’s ergonomic committee and with the support and guidance of corporate ergonomists, the program regularly evaluates Division performance against a set of established criteria. The key elements of the program are detailed below: Sustainability Metrics Non - Climate Elements of Sustainability Climate - Related Risks and Risk Mitigation Climate - Related Opportunities Sustainability Governance Introduction Summary Sustainability Metrics

54 4.5 Corporate Ethics and Compliance 4.5.1 CODE OF CONDUCT AND ETHICS We are committed to conducting business in a legal and ethical manner globally. Our Code, which applies equally to all of our directors, executive officers and employees, articulates our compliance - oriented values and expectations. The principles of the Code have been and continue to be reinforced by our Chief Executive Officer, Executive Management, Operating Group management and the Board. The Code addresses standards of conduct in a number of specific areas, including: · how to report suspected violations of the Code, and prohibiting retaliation against employees who report such violations in good faith; · respect for human rights, diversity and inclusion; · conducting business with integrity, fairness and respect; · giving and receiving gifts and entertainment; · complying with all laws and regulations, including anti - corruption/bribery and antitrust/competition laws; · lobbying and political contributions; · full, accurate and timely public disclosures, including financial reporting; · prohibiting insider trading; · compliance with environmental, and occupational health and safety laws; · protecting personal data; · respect for human rights, diversity and inclusion; · careful communication, and protecting confidential and personal information; · managing conflicts of interest; · giving and receiving gifts and entertainment; and · compliance with related corporate policies. The Code, which is disclosed on the “For Employees” section of our website ( www.magna.com ) and posted on our employee intranet in 26 different languages, is reviewed regularly with all amendments approved by the Board. We have also supplemented the requirements of the Code through the adoption of policies covering specific topics, including: bribery and improper payments, tooling practices, gifts and entertainment, anti - retaliation, careful communication, conflicts of interest, sanctions and trade embargoes, antitrust and competition, data privacy, and the conduct of internal ethics investigations (all of which are also available on our website ( www.magna.com )). 4.5.2 GLOBAL COMPLIANCE PROGRAM In order to help our employees understand the values, standards and principles underlying our Code, we have implemented a global compliance program (the “Program”) overseen by the Audit Committee, which includes training of employees through different modalities (e - learning live in - person, and virtual instructor - led) on various topics relating Sustainability Metrics Non - Climate Elements of Sustainability Climate - Related Risks and Risk Mitigation Climate - Related Opportunities Sustainability Governance Introduction Summary Sustainability Metrics

Summary Sustainability Metrics | Introduction | Sustainability Governance | Climate-Related Opportunities | Climate-Related Risks and Risk Mitigation | Non-Climate Elements of Sustainability | Sustainability Metrics | 55

to compliance and ethics. We also provide specialized compliance training modules which target specific functional audiences and high-risk regions. In addition to providing training on compliance and ethics topics generally, these specialized modules are designed to be interactive and incorporate real-life scenarios and exercises, which we believe amplify our Program expectations and resonate more powerfully with participants.

The Program is supervised by the Magna Compliance Council ("Compliance Council"), a body that includes key corporate officers representing our finance, legal, human resources, operations, internal audit, sales and marketing, technology, information, research and development, and compliance functions. The Compliance Council is tasked with, among other things, providing overall direction for our Program, approving key initiatives and ensuring that the required elements of our Program are being carried out globally by our cross-functional Operating Group Compliance Committees.

For the second year in a row, in 2023 Magna was selected as a World's Most Ethical Companies honouree by Ethisphere, a global leader in defining and advancing standards of ethical business practice.

~34,000
employees completed annual Code of Conduct e-learning in 2022

~100%
of customer-facing employees completed antitrust training since 2015

~100%
of new or recently promoted people managers completed advanced ethics training since 2015

4.5.3 MAGNA HOTLINE

The Magna Hotline is a whistle-blower hotline. The Hotline is confidential and reporters can remain anonymous (except where local law requires disclosure of a reporter's identity), and is available for employees and other stakeholders such as customers and suppliers to make reports by phone or online at any time in 27+ languages. Reports are received and tracked by an independent third-party service provider. Reports to the Magna Hotline (other than reports of an HR nature) are reviewed by our Internal Audit Department and, when appropriate, an investigation is conducted in accordance with our Policy on Internal Ethics Investigations. Investigations are conducted by Magna's Internal Audit Department, Corporate Security team, In-House lawyers and/or external counsel (where applicable). We maintain an Investigations Oversight Committee, a sub-committee of the Compliance Council, which meets quarterly (and on an ad hoc basis, as needed) to review such investigations to ensure consistency of discipline and promote early awareness and oversight. The Audit Committee receives quarterly presentations from the Vice-President, Internal Audit regarding Magna Hotline activity and details of compliance, fraud, financial reporting, and other investigations (other than HR-related investigations).

56 4.6 Data and Cybersecurity/Privacy 4.6.1 ENTERPRISE CYBERSECURITY Our enterprise cybersecurity strategy was developed by our Information Security, Risk and Compliance Department (“ISRC”) which ultimately reports to our EVP and Chief Digital and Information Officer. The strategy has been designed using guiding principles from our Code as well as enterprise risk considerations and aligns with industry standards, including the National Institute of Standards and Technology, relevant ISO standards, and applicable customer requirements. Our Board has risk oversight responsibility for Magna’s enterprise IT/information security systems and cybersecurity program and receives reports regarding the program at periodic meetings. We are committed to working with our customers and other stakeholders to ensure that appropriate cybersecurity standards and requirements are continually monitored and implemented as required. In addition, we ensure that we comply with all governmental rules and regulations regarding cybersecurity or privacy regulations (such as GDPR as defined and detailed below), which directly affect cybersecurity requirements. Our selection process for third - party (e.g., Cloud - based) services includes a due diligence approach that ensures that such services are evaluated using industry standard security assurance approaches to assess and address the risks associated with third - party technology services and aligns with our overall approach to cybersecurity. We regularly evaluate and adjust our information security management strategy based on a variety of considerations including risk assessments, continuous monitoring and periodic independent cybersecurity maturity evaluations. This enables the ISRC to identify and prioritize responses to residual risk arising from changes to our business or the ever - changing threat landscape. Magna has developed and Our cybersecurity initiatives are based on five key considerations: Identify Develop an organizational understanding of cybersecurity risk to systems, people, assets, data, and capabilities. Protect Develop and implement appropriate safeguards to ensure against cybersecurity risk and continue to deliver critical services. Detect Internal and external 24 î 7 monitoring of all information traffic for cyber - attacks, including ransomware and other malware. Respond Our Security Operations Centre has appropriate incident response plans/ processes and the necessary resources and expertise to respond to detected threats. Recover Our Security Operations Centre works with IT operations to recover as quickly as possible by rebuilding affected systems and restoring data back - ups. Sustainability Metrics Non - Climate Elements of Sustainability Climate - Related Risks and Risk Mitigation Climate - Related Opportunities Sustainability Governance Introduction Summary Sustainability Metrics

57 implemented centralized enterprise cybersecurity policies, compliance measures, as well as training and awareness programs designed to ensure that our cybersecurity strategy is executed to minimize our exposure. Governance of cybersecurity over our shared global telecommunications and computer infrastructure is centralized under the ISRC. The ISRC facilitates identification of our risk exposures and mandates the implementation of appropriate security controls. We have processes in place to ensure that our IT systems receive appropriate upgrades, including patching and other protective measures, in a timely manner. 4.6.2 PRODUCT - EMBEDDED AND SOLUTION SOFTWARE CYBERSECURITY In addition to the above centralized initiatives, our decentralized operating model assigns cybersecurity accountability to our Operating Groups with respect to risk/security issues inherent in products. However, the ISRC provides various standards - based approaches to assist our Operating Groups in assessing their respective product cybersecurity risk and maturity. From this assessment, our Divisions and Operating Groups are then able to determine appropriate cyber solutions that may be required. Our Technology Committee supports the Board through the committee’s risk oversight responsibility for Magna’s product - embedded or solution software cybersecurity. 4.6.3 PRIVACY Magna is committed to preserving the privacy of our stakeholders in accordance with applicable laws. Our Code articulates our approach to the privacy of our employees and protection of their personal information. We only collect, use and disclose personal information for legitimate business or employment purposes, as required by law, or with an individual’s consent. In addition, like any other asset, confidential information which includes trade secrets and proprietary information is a valuable part of our business and we aim to safeguard it. Magna has established a data privacy organization and program in our divisions in the European Union, as well as Brazil, Thailand and China. The program includes the issuance of policies and procedures, employee training, gap assessments and the implementation of a data privacy management system. In addition to our general privacy and confidentiality commitments, our Global Data Privacy Policy (the “Privacy Policy”) has been established. The Privacy Policy is designed to guide our compliance with, among others, the E.U. General Data Protection Regulation (“GDPR”), China’s Personal Information Protection Law, the Brazilian General Data Protection Law and Thailand’s Personal Data Protection Act. The Privacy Policy sets out general data protection principles, responsibilities of data controllers and processors, circumstances under which personal data can be transferred, rights of data subjects and actions that must be taken in case of data breach, as well as addressing data retention periods. The Privacy Policy is accompanied by a variety of formal and comprehensive procedures, developed and overseen by our Compliance Council. A training program has been implemented to address general data privacy awareness for all employees and provide more specific rules for those employees who are handling personal data as part of their daily work. Finally, those employees across our organization responsible for handling privacy requests by data subjects or for addressing data breaches have been provided with the tailored training and resources to carry out such responsibilities. Furthermore, Magna continues to monitor legislative and regulatory developments in the fast - changing data privacy landscape in other regions with Magna operations. Sustainability Metrics Non - Climate Elements of Sustainability Climate - Related Risks and Risk Mitigation Climate - Related Opportunities Sustainability Governance Introduction Summary Sustainability Metrics

58 4.7 Supply Chain Responsibility 4.7.1 SUPPLIER CODE OF CONDUCT We have introduced a Supplier Code of Conduct and Ethics (“Supplier Code”) which outlines the principles we apply internally at Magna through our Code, as well as expectations we have for every company that supplies goods or services to Magna, relating to, among other things: · ethical business conduct, such as compliance with antitrust/competition, anti - corruption/ bribery and export controls laws; conflict minerals reporting; avoidance and reporting of conflicts of interest; and protection of Magna intellectual property and confidential information; · employee rights, including those rights set out in our Employee’s Charter, Global Working Conditions and Global Labour Standards Policy; and · environmental responsibility and compliance. The Supplier Code forms an integral part of our overall contractual relationship with our suppliers. We expect the standards set out in the Supplier Code to be met by our suppliers, even in jurisdictions where meeting such standards may not be considered part of the usual business culture and a failure to do so can result in the termination by Magna of the supply relationship. The full text of our Supplier Code is available on our website ( www.magna.com ). We continue to support and participate in industry efforts to develop common standards relating to business ethics, environmental standards, working conditions and employee rights. We will continue to engage with our suppliers to raise awareness of the importance of sustainability in our supply chain. 4.7.2 GLOBAL WORKING CONDITIONS IN OUR SUPPLY CHAIN We expect that our supply chain will adhere to our Global Working Conditions and our Supplier Code, which prohibit the use of child, underage, slave or forced labour. Our Global Working Conditions are an integral part of our supplier package that emphasize the importance of maintaining global working conditions and standards that result in dignified and respectful treatment of all employees within all our global operating locations, as well as those of our supply chain. A failure by any of our suppliers to comply with its terms can result in the termination by Magna of the supply relationship. 3. SUPPLY CHAIN MANAGEMENT 1. General Magna’s supply chain management group focuses on a number of elements that we believe are integral to world class supply chain management, such as: standardized supplier quality and delivery performance ratings; specific roles and responsibilities; processes and standards; global training; and risk management. The supplier quality and delivery performance ratings have been established to help optimize business award decisions. We use cross - functional sourcing teams, in the majority of our sourcing decisions, to help ensure compliance with our internal standards when we place new business within our supply base. In order to promote awareness of the key elements of our supply chain risk management program, including the requirements in our Supplier Code, we provide global Sustainability Metrics Non - Climate Elements of Sustainability Climate - Related Risks and Risk Mitigation Climate - Related Opportunities Sustainability Governance Introduction Summary Sustainability Metrics

59 on - line training on an ongoing basis to internal purchasing employees. We continue to increase digitization of our supply chain management, including focusing on spend analytics and online transportation risk tracking, as well as electronic tagging and tracing of certain assets. As part of our strategy to improve sustainability performance across our supply chain, we are developing an ESG component for our program award criteria, as discussed under “Supplier Reviews” below. 4.7.3.2 Enhancing Transparency into and the Sustainability of Our Supply Chain In order to enhance transparency into our supply chain and work towards a more sustainable supply chain, we have made several enhancements to our supply chain management program: · We have implemented a third - party supply chain risk monitoring and mapping tool, which monitors and provides real - time alerts affecting supply chains, including: operational issues, financial or legal issues, CSR incidents (i.e., environmental incidents, poor working conditions), industrial accidents, product incidents (i.e., recalls), cyber risks, natural disasters, governance risks (i.e., corporate wrongdoing), labour unrest, and political unrest; · We participate in the CDP Supply Chain Program for Climate Change, engaging key suppliers to report on their energy usage and emissions – a critical step in better understanding our Scope 3 emissions with a view to establishing Science - based Scope 3 emissions targets; · We require our strategic suppliers (representing a majority of our direct material spend) to respond to self - assessment questionnaires through NQC, a third - party supply chain management organization who will be responsible for data collection and analysis via their SupplierAssurance platform. The self - assessment questionnaires (currently SAQ 5.0) are a standard automotive industry sustainability questionnaire developed by global OEMs. The SAQ, which Magna completes for requesting OEM customers annually, requires information, including documentation, relating to several topics, including, among other things: sustainability management; working conditions and human rights; health and safety; business ethics; environmental compliance; supplier management; and responsible sourcing of raw materials, as well as questions specifically addressed to German Act (as defined below) compliance; · We are in the process of implementing a Supplier Roundtable, with the aim of annually engaging key suppliers on topics including energy reduction, carbon neutrality, supply chain resiliency, and human rights and working conditions ; · Magna is a founding member of the Responsible Supply Chain Initiative (RSCI), an association of automotive OEMs, Tier 1 Suppliers and industry associations, which has established an assessment program for due diligence in the automotive supply chain relating to social compliance, occupational safety and environmental protection. The RSCI assessment program is based on the Responsible Business Association Validated Audit Program and customized to the requirements of the automotive industry; and · Through the RSCI, member companies such as Magna have the opportunity to have employees trained as RSCI auditors. Magna is currently rolling out such training to ensure our own personnel are trained to support our supply chain due diligence needs. Sustainability Metrics Non - Climate Elements of Sustainability Climate - Related Risks and Risk Mitigation Climate - Related Opportunities Sustainability Governance Introduction Summary Sustainability Metrics

60 We continue to monitor and ensure compliance with emerging supply chain regulation, including: · the German Supply Chain Due Diligence (Lieferkettensorgfaltspflichtengesetz (LkSG)) (the “German Act”) which came into force January 1, 2023, and which imposes a duty on companies, including several Magna subsidiaries in Germany, to make reasonable due diligence efforts to determine if there are violations of human rights or violations of environmental obligations in their own business operations or in the their supply chain. We maintain a cross - functional working group that includes representatives from our compliance, legal and purchasing functions and meets regularly to analyze and provide guidance on compliance with the requirements of the German Act. The working group currently reports its activities and progress to a Steering Committee comprised of members of Magna senior leadership led by Magna’s Global Vice President, Procurement . We have also appointed a Human Rights Officer to oversee our compliance with the German Act . The first reporting obligation for our subsidiaries under the German Act arises in Spring 2024 ; and · the U.S. Uyghur Forced Labor Prevention Act, which requires companies, starting in June 2022, to rebut the presumption that goods coming from Xinjiang, China, were not made using forced labour, by meeting forced labour due diligence standards set forth in the Guidance published by U.S. Department of Homeland Security. In addition, Magna is monitoring developments related to the publication, in February 2022 , of a draft E . U . Corporate Sustainability Due Diligence regulation that, like the German Act, would mandate supply chain due diligence relating to human rights and environmental matters . 4.7.3.3 Supplier Reviews We currently review production suppliers in order to assess their overall operational, performance and financial health. We use a scorecard to provide ongoing monitoring and assessment of suppliers, which tracks (among other things) whether suppliers have certain industry - recognized environmental and health and safety certifications, such as ISO 14001 and ISO 18001. In 2023, we intend to introduce another pillar covering ESG to our supplier review scorecard process. We are in the process of finalizing relevant key performance indicators (KPIs) that will form part of this additional pillar, but expect that such KPIs will, at a minimum, include a supplier’s CDP and SAQ (discussed below) scores, as well as relevant risk alerts generated from our third - party supplier monitoring tool. No suppliers were terminated in 2022 as a result of a violation of working conditions or human rights. 4.7.3.4 Phytosanitation Program We maintain a phytosanitation program aimed at preventing the introduction and spread of plant diseases (i.e., pests and mold) through the cross - border import/export process. Our phytosanitation policy which applies to suppliers and shippers aligns with the International Plant Protection Convention (IPPC) standard for treatment of wood packaging material (e.g., wooden pallets), and includes the requirements of ISPM - 15 (International Standards for Phytosanitary Measures). Our phytosanitation program includes training sessions for internal employees and suppliers, as well as reviews aimed at confirming compliance with our policy. Sustainability Metrics Non - Climate Elements of Sustainability Climate - Related Risks and Risk Mitigation Climate - Related Opportunities Sustainability Governance Introduction Summary Sustainability Metrics

61 4.7.3.5 Supplier Diversity To support the supplier diversity efforts which form part of our supply chain management program, we participate as a corporate member of several industry - recognized supplier diversity organizations, including: · the National Minority Supplier Development Council (NMSDC) · the Canadian Aboriginal and Minority Supplier Council (CAMSC) · Women Business Enterprises Canada Council (WBE Canada) · Michigan Minority Supplier Development Council (MMSDC) · National Veteran Business Development Council (NVBDC) · the National LGBT Chamber of Commerce (NGLCC) · Great Lakes Women’s Business Council (GL - WBC) · Women’s Business Enterprise National Council (WBENC) · Disability: IN · WEConnect International In addition, we are supporters of the Michigan Hispanic Chamber of Commerce (MHCC), the US Hispanic Chamber of Commerce (USHCC), the Asian Pacific American Chamber of Commerce (APACC), the Detroit LGBT Chamber of Commerce, the Veteran Owned Business Roundtable (VOBRT), the Council of Supplier Diversity Professionals (CSDP), and The National Business League. We are also involved with a number of supplier diversity advocacy events, conferences, and procurement fairs, including many organized by our OEM customers, such as GM Supplier Inclusion Board, Stellantis MatchMaker, BMW Supplier Diversity Conference, Toyota Opportunity Exchange and Honda Network Partnership. We are proud to have received, in recent years, several customer awards for our supplier diversity efforts from GM and also received a diversity award from supplier diversity leader – WBE Canada. 4.7.3.6 Conflict Minerals Reporting Consistent with the approach taken by our customers, suppliers and other fellow members of the Automotive Industry Action Group with respect to “conflict minerals”, we are engaged in an annual process of determining whether any products which we make or buy contain such “conflict minerals”. Our latest conflict minerals report is available on our website www.magna.com and on the SEC’s EDGAR website ( www.sec.gov/edgar ). We continue to engage with our suppliers to increase awareness, and accuracy, of “conflict minerals” reporting requirements and, through our membership in the Responsible Minerals Initiative (RMI), support continuing cross - industry efforts to identify and validate conflict - free smelters and refiners. We also report to requesting OEM customers with respect to Cobalt and Mica. Sustainability Metrics Non - Climate Elements of Sustainability Climate - Related Risks and Risk Mitigation Climate - Related Opportunities Sustainability Governance Introduction Summary Sustainability Metrics

62 Magna’s Mechatronics Division in Italy achieved carbon neutrality, marking a significant milestone in their sustainability journey. Alongside this achievement, Motrol is taking additional steps towards sustainability, including the installation of water refill stations, limiting the use of single - use plastics, and distributing reusable water bottles to all employees. These initiatives aim to reduce the consumption of disposable plastic bottles, making it an important step towards building a more sustainable future. This is one example from the 26 Magna operations that have achieved carbon neutrality. SUSTAINABILITY SPOTLIGHT Achieving Carbon Neutrality Sustainability Metrics Non - Climate Elements of Sustainability Climate - Related Risks and Risk Mitigation Climate - Related Opportunities Sustainability Governance Introduction Summary Sustainability Metrics

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4.8 Contributing to Communities in Which We Operate



4.8.1 COMMITMENT TO COMMUNITIES AND SOCIETY

Magna recognizes the importance of giving back to society. We have a long history of supporting many global social and charitable causes, primarily in the communities around the world in which our employees live and work. While much of our corporate giving is to general philanthropic causes, we have identified seven United Nations Sustainable Development Goals that most directly relate to our business. Examples of Magna's activities and accomplishments with respect to each relevant Development Goal is as follows:

3 GOOD HEALTH AND WELL-BEING

Ensure healthy lives and promote well-being for all at all ages

- Since 2017, more than $1.3M has been raised from employee donations and Magna's Matching program through annual participation in the World Vision Global 6K for Water, which aims to bring life-changing clean water to communities in need. The Suppliers Partnership for the Environment (SP) – an association of global automakers and their suppliers working together to advance environmental sustainability through the automotive supply chain – previously awarded Magna SP's Community Impact Award for our support of the Global 6K for Water challenge
- Magna's corporate wellness initiatives help support the ongoing physical and mental health of employees globally
- Magna has contributed over $25M toward medical infrastructure and over $1M to the Red Cross and other organizations to aid with global disaster relief efforts. Magna's Employee Disaster Relief Fund provides financial assistance to eligible employees and their families in the event they are victims of a disaster. In 2022, the program helped 26 employees in Canada, China, Czech Republic, India, Italy, Mexico, Russia, and the United States. Magna also made a donation to the Red Cross to assist their efforts in response to the earthquake that devastated parts of Turkey and Syria in February 2023
- Magna locations around the globe organize food drives and fundraisers to support local foodbanks and to address food security

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4 QUALITY EDUCATION

Ensure inclusive and equitable quality education and promote lifelong learning opportunities for all

- Magna sponsors and actively participates in FIRST Robotics globally to encourage students to consider careers in science, technology and engineering. FIRST organizes mentor-based programs that help participants build science, engineering and technology skills while also fostering self-confidence, communication skills and leadership
- Magna embraces a culture of learning, including a pilot program that pays for employees to pursue job-related certificate programs and university degrees
- Employees can access Magna-sponsored scholarships for their children to pursue university degrees
- We have partnerships in several countries with universities and technical institutions to develop a talent pipeline and help promote skilled trades development
- Magna sponsors several regional and international skills competitions through WorldSkills to enhance technical trades development and growth opportunities for students
- We support the Canadian Institute for Advanced Research, a Canadian-based global research organization that brings together teams of top researchers from around the world to address important and complex questions
- We support Skills USA and Ontario, organizations that champion and stimulate the development of world-class technological and employability skills for youth

5 GENDER EQUALITY

Achieve gender equality and empower all women and girls

- Magna's Women's eXchange Employee Resource Community strives to empower, develop and recognize its female employees and encourage students to pursue STEM careers
- We hosted the Women of Inforum@CES 2023 networking event in conjunction with Inforum, a nonprofit dedicated to accelerating the careers of women and building talent initiatives at companies
- Magna's Board has adopted a Board Diversity Policy targeting gender parity by December 31, 2023, subject to a minimum of not less than 30% female directors prior to that time. As of May 11, 2023, 38% of our Board members will be women, assuming election of all nominees for Magna's annual meeting of shareholders
- Since 2016, Magna has spent more than $1.8 billion with women-owned businesses/suppliers as part of its overall supplier diversity program
- Magna celebrates and honours the many contributions of women around the world, including annually celebrating International Women's Day through live global events for employees to connect with and honour outstanding women in the company

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9 INDUSTRY, INNOVATION AND INFRASTRUCTURE

Build resilient infrastructure, promote inclusive and sustainable industrialization and foster innovation

- Magna completed hundreds of energy/sustainability projects in recent years, resulting in significant and ongoing energy, emission, and costs savings throughout its global operations. Some examples of sustainable projects in our company are:
  - Magna's Exteriors MCC Wuhu Division in China used a Regenerative Thermal Oxidizer (RTO) to recover waste heat from an air pollution control unit for use in a paint line, eliminating use of 3,000 tons per year of steam
  - Magna's Cosma Shanghai Division in China implemented a waste heat recovery program that reused flue gas generated in its aluminum casting process to power lithium bromide chilling units, resulting in a reduction of approximately 1,650 tons of CO_2 per year. Both MCC Wuhu and Cosma Shanghai were inaugural winners of our Commitment to Sustainability Awards for these process improvements
  - Three Magna plants in Austria installed photovoltaic (solar) panel systems which are capable of producing approximately 3,000 kW peak of electricity
- Magna joined the U.S. EPA's ENERGY STAR program as a partner to work to improve energy efficiency in our operations and fight climate change through an enhanced energy management program
- Magna created a Global Bold Perspective Award to showcase student vehicle designs of the future. The automotive design competition annually selects a winner from entries from students in North America, Europe and China

10 REDUCED INEQUALITIES

Reduce inequality within and among countries

- Magna's race and ethnicity-focused (EDGE), LGBTQ+ and Allies (PRIDE) Employee, and Women's eXchange Resource Communities, support employee-led learning opportunities to foster open dialogue and understanding, as well as opportunities for mentoring and career development
- 46% of Board nominees for election at Magna's annual meeting of shareholders are diverse nominees (based on gender, LGBTQ+ and/or being an under-represented minority in their home country)
- Since 2016, Magna has spent more than $3.3 billion with Minority-owned businesses/suppliers as part of its overall supplier diversity program
- Unconscious bias training is required for all managers and available to any Magna employee
- Magna partners with various United Way agencies in North America to support a broad number of organizations that are delivering community-based solutions to address poverty and inequalities
- Magna has partnered with other industry leaders to support a variety of poverty-reduction efforts in the Greater Detroit and Greater Toronto Areas, including support for Pope Francis Center and Inn from the Cold, organizations that provide vital services to people experiencing homelessness

66 Magna has implemented a zero waste to landfill target. More than 87% of total waste outputs from operations in 2022 were recycled or diverted from landfills, rising to approximately 91% if energy recovery is included Magna has achieved a 19% global electricity buy from renewable electricity sources (8% of our global energy purchase was renewable) Magna exceeded its long - term (2030) water use reduction target, having achieved an over 17% reduction in water withdrawals in 2022 against our 2019 baseline Magna has received Performance Standard certification from the Aluminum Stewardship Initiative (ASI) for five of its Divisions in Europe. ASI is the only voluntary sustainability standard for the aluminum value chain. ASI’s independent third - party certification focuses on material stewardship, including as it relates to product design, life cycle assessments, management of process scrap, and recycling of products at end - of - life Magna recognized its Powertrain Division in Modugno, Italy, with a Commitment to Sustainability Award for its innovative process that converts sludge from grinding machines into reusable materials (oil and steel) through the use of a bacterial solvent Magna is pursuing several packaging and logistics initiatives and aligning with industry partners to limit the overall use of materials and to increase transportation efficiency across the supply chain, including publication of automotive packaging guidelines through a committee of the Suppliers’ Partnership for the Environment which Magna Co - Chairs Magna is committed to carbon neutrality (Scope 1 and Scope 2) by 2025 in its European operations and by 2030 in its global operations Magna has committed to setting near - term Science - based Targets by 2023, further reinforcing its commitment to achieving addressing carbon reductions in its operations and supply chain Magna has achieved carbon neutrality in 26 of its divisions, including our complete vehicle manufacturing facility in Graz, Austria – our largest facility Magna is investing in clean carbon offset programs to counterbalance Scope 1 emissions that cannot be mitigated in its operations, in addition to its primary energy reduction efforts and purchasing of green energy Magna invested in a geothermal power plant in Turkey in order to offset 6,862 metric tons of CO emissions and the plant will generate about 51 GWh of clean energy and avoid 2 32,000 tons of CO 2 per year Magna recognized its Exteriors Craiova Division in Romania with a Commitment to Sustainability Award for launching an environmental stewardship campaign that included the planting of 10,000 oak and ash trees near its facility Magna is a financial sponsor of the Technical Office of the International Sustainability Standards Board (ISSB) that is establishing a comprehensive global baseline of climate change - related disclosure standards Take urgent action to combat climate change and its impacts Ensure sustainable consumption and production patterns Sustainability Metrics Non - Climate Elements of Sustainability Climate - Related Risks and Risk Mitigation Climate - Related Opportunities Sustainability Governance Introduction Summary Sustainability Metrics

67 Sustainability Metrics Sustainability Metrics Non - Climate Elements of Sustainability Climate - Related Risks and Risk Mitigation Climate - Related Opportunities Sustainability Governance Introduction Summary Sustainability Metrics

68 In this Sustainability Report, we report according to the SASB framework. SASB establishes and maintains industry - specific standards that assist companies in disclosing sustainability information to investors. SASB metrics indicated below are identified by the relevant SASB Auto Parts Sustainability Accounting Standard code. We caution readers that our processes to collect and validate the energy, emissions and water data shown below are not as mature as those related to financial data, but we are committed to enhancing both the data collection/validation processes and thus the quality of the data, in the coming years. Readers are cautioned that COVID - 19 significantly impacted our operations during 2020, including temporary suspension of production at our manufacturing facilities at different times during 2020 and implementation of work - from - home arrangements for employees globally. As a result, many of the 2020 metrics that follow are not reflective of a typical operational year for Magna and the extent of any improvement in such metrics from prior years is not necessarily indicative of expected performance in such metrics in future years. Sustainability Metrics Non - Climate Elements of Sustainability Climate - Related Risks and Risk Mitigation Climate - Related Opportunities Sustainability Governance Introduction Summary Sustainability Metrics

69 The Magna Plastcoat Division set an ambitious goal to reduce their water usage while improving the quality of their processes. To achieve this, the division implemented a comprehensive program focused on water conservation. The team successfully reduced water consumption of its cooling towers by 12% while also improving monitoring controls to minimize scale, corrosion, and biological growth. To achieve these goals, the team implemented state - of - the - art cooling water technology, which increased the cycle frequency from 3.9 to 4.6, while reducing the risk of scaling and significantly decreasing water consumption. In addition, 4 - 20 mA ultrasonic level sensors were installed on the chemical feed tanks to track consumption remotely, providing more accurate data to optimize their operations. The division also optimized their biocide treatment program, minimizing microbiological fouling and improving the quality of their processes. Overall, the Magna Plastcoat Division’s focus on water conservation not only resulted in significant reductions in water usage, but also improved the quality of their processes. The team’s innovative approach demonstrates their commitment to sustainability and their dedication to finding practical solutions that benefit both the environment and their business. SUSTAINABILITY SPOTLIGHT Water Saving Process Innovations Sustainability Metrics Non - Climate Elements of Sustainability Climate - Related Risks and Risk Mitigation Climate - Related Opportunities Sustainability Governance Introduction Summary Sustainability Metrics

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5.1 Energy Management and Emissions

5.1.1 ENERGY

Energy management data is set out below.

SASB ACCOUNTING METRIC (TR-AP-130a.1)	2022[1]	2021	2020[2]
Aggregate amount of energy consumed by Magna	20,052,840 GJ 5,570,234 MWh	19,681,540 GJ 5,467,094 MWh	18,169,048 GJ 5,045,958 MWh
Percentage of energy consumed by Magna that was supplied from grid electricity	58%	57%	59%
Percentage of energy consumed by Magna that is renewable energy	10.0%[3]	8.2%[3]	7.1%[3]

Notes:
(1) Preliminary data.
(2) Data for 2020 may not be indicative of typical energy consumption levels due to COVID-19-related production shutdowns impacting our facilities in 2020.
(3) The percentage of renewable electricity purchased in 2022 was 17% (14% in 2021; 12% in 2020).

Energy intensity relative to Sales is as follows:

	2022	2021	2020
Energy Intensity (MWh/Sales (USDm))	147 MWh/ USDm	149 MWh/ USDm	155 MWh/ USDm

In connection with our efforts to promote energy efficiency, each of our Operating Groups developed interim 2022 energy intensity reduction targets. On a consolidated basis, such targets amounted to approximately 3% of our energy intensity (MWh/Sales) per year. In 2022, we lowered our energy intensity by 2 MWh/USDm compared to 2021, a 1.3% reduction.

5.1.2 EMISSIONS

Energy consumed can be converted to CO_2 emissions based on regional conversion factors. In order to help us and our stakeholders better assess trends related to the emissions we generate, we track emissions "intensity" on the basis of total sales, employee headcount and aggregate square footage of our facilities and offices. These intensity metrics assist us in determining whether we are becoming more efficient by normalizing emissions on a per dollar of sales, per employee and per square footage basis. The raw data for Scope 1 & 2 emissions, together with intensity metrics, are set out below. Magna adheres to the GHG Protocol Corporate Accounting and Reporting Standard ("GHG Protocol") for its Scope 1 and 2 reporting, and we use commonly accepted emission factors such as those available from the GHG Protocol, International Energy Association (IEA), United States EPA, including its eGrid database, as well as other local or regional references. Our Scope 1 and 2 emissions data is verified annually by a third-party in connection with our annual CDP Climate Change reporting.

	2022	2021	2020[2]
Scope 1 & 2 emissions (metric tons)	1,460,959[1]	1,613,922	1,620,090
Sales (USD, millions)	37,840	36,242	32,647
Sales Intensity (CO_2 metric tons/$ Sales)	0.0000386	0.0000445	0.0000496
Employees	168,000	158,000	158,000
Employee Intensity (metric tons/employee)	8.70	10.21	10.25
Square Footage (million sq. ft.)	84.4	83.5	83.8
Square Footage Intensity (metric tons/sq. ft.)	0.0173	0.0193	0.0193

Notes:
(1) Preliminary data.
(2) Data for 2020 may not be indicative of typical emissions levels due to COVID-19-related production shutdowns impacting our facilities in 2020.

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5.2 Water and Waste Management

5.2.1 WATER

DESCRIPTION	2022[1]	2021	2020[2]
Water withdrawals (ML)	6,292	6,922	6,351

Notes:
(1) Preliminary data.
(2) Data for 2020 may not be indicative of typical water usage levels due to COVID-19-related production shutdowns impacting our facilities in 2020.

We have implemented a 1.5% per year water reduction target, with the aim of reducing water use 15% by 2030, in each case referencing 2019 as the baseline year in which we withdrew 7,621 ML of water. Our water withdrawals in 2022 represent a greater than 17% reduction from our 2019 baseline, exceeding our overall 2030 target. Water withdrawal data is verified annually by a third-party in connection with our annual CDP Water Security reporting.

5.2.2 WASTE MANAGEMENT

Waste reduction and scrap elimination are important considerations in our manufacturing activities, including as part of our efforts to achieve World Class Manufacturing objectives in our facilities globally. We have implemented a zero waste-to-landfill target, with the aim of eliminating landfill-bound waste by 2022.

Waste data is set out below:

SASB ACCOUNTING METRIC (TR-AP-130a.1)	2022[1]	2021	2020[2]
Aggregate amount of waste generated from manufacturing by Magna	1,476,282 t	1,178,619 t	965,677 t
Percentage of waste generated by Magna that is hazardous	4.3%[3]	7.0%[3]	4.9%[3]
Percentage of waste generated by Magna that was recycled	87.2%[4]	88.4%[4]	91.5%[4]

Notes:
(1) Preliminary data.
(2) Data for 2020 may not be indicative of typical waste generation levels due to COVID-19-related production shutdowns impacting our facilities in 2020.
(3) Approximately 90% of such hazardous waste was diverted from secure landfills through recycling, reuse, or energy recovery initiatives in 2022 (91% in 2021; 84% in 2020).
(4) For 2022, this figure would be 90.9% if energy recovery was also included as a category of recycled waste (91.2% in 2021; 94.8% in 2020).

5.3 Environmental Remediation

The aggregate costs incurred in complying with environmental laws and regulations, including the costs of clean-up and remediation, have not had a material adverse effect on Magna to date and are set out below.

DESCRIPTION	2022	2021	2020
Annual remediation expenses	<$1.0m	<$1.0m	<$1.0m
Aggregate remediation balance for known events	$16.3m	$14.1m	$10.8m

72 5.4 Product Safety Magna is at risk for product warranty, product liability and recall costs, and is currently experiencing increased customer pressure to assume greater warranty responsibility. Certain customers seek to impose partial responsibility for warranty costs where the underlying root cause of a product or system failure cannot be determined. For most types of products, we only account for existing or probable product warranty claims. However, for certain complete vehicle assembly, powertrain systems and electronics contracts, Magna also records an estimate of future warranty - related costs based on the terms of the specific customer agreements and/or Magna’s warranty experience. Product liability and recall provisions are established based on Magna’s best estimate of the amounts necessary to settle existing claims, which typically take into account: the number of units that may be returned; the cost of the product being replaced; labour to remove and replace the defective part; and the customer’s administrative costs relating to the recall. Where applicable, such provisions are booked net of recoveries from sub - suppliers and along with related insurance recoveries. Due to the uncertain nature of the net costs, actual product liability costs could be materially different from our best estimates of future costs. In 2022, our warranty expense (net) increased by $19 million compared to 2021. See Note 12 of our consolidated financial statements for the year ended December 31, 2022, which have been filed on SEDAR and are on Magna’s website ( www.magna.com ). 5.5 Fuel Efficiency Our product strategy, which is discussed in “Section 4 – Our Business & Strategy – Our Corporate Strategy” of our AIF, includes as a core element the supply of product solutions which support our customers’ objectives of increased fuel efficiency and reduced vehicle CO 2 emissions. We do not currently track total revenue from products designed to increase fuel efficiency and/or reduce emissions. 5.6 Materials Sourcing The SASB Auto Parts Standard identifies critical materials as defined by the U.S. National Research Council (NRC) of which cobalt, magnesium, tantalum and tungsten are most relevant to our products. We do not purchase such materials in their raw form, however, they may be present in components and sub - assemblies that we purchase. Our key purchased raw materials are steel, resin and aluminum, and our key purchased components include: stampings, electronics, chips, molded parts, die casting, forging, coverstock, and wire harnesses. See the discussion in “Section 6 – Description of the Business – Manufacturing & Engineering – Key Components and Raw Materials” of our AIF. We address strategic risks regarding critical materials with more limited supply and key commodities/raw materials in a number of ways, including: diversification of suppliers; carrying excess inventory, where appropriate; and, designing and engineering our products to minimize the use of scarce/limited materials, where not constrained by customer specifications. The current shortage of semiconductors is discussed in greater detail in Sustainability Metrics Non - Climate Elements of Sustainability Climate - Related Risks and Risk Mitigation Climate - Related Opportunities Sustainability Governance Introduction Summary Sustainability Metrics

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"Section 4 – Our Business & Strategy – Macroeconomic, Political and Other Trends" and "Section 5 – Risk Factors" of our AIF.

We are a member of the Aluminum Stewardship Initiative (ASI), and five of our Powertrain Divisions have received certification under ASI's Performance Standard, which supports responsible aluminum supply chains by, among other things: providing a common standard for assessing ESG performance in the aluminum value chain, and establishing requirements that can be independently audited to provide objective evidence for meeting the criteria for certification, including product design, life cycle assessments, management of process scrap, and recycling of products at end-of-life.

With respect to reputational risk related to critical materials, we maintain a conflict minerals program, including an annual process of determining whether any of our products contain conflict minerals, and through our membership in the responsible mineral initiative (RMI) supporting continuing cross-industry efforts to identify conflict-free smelters and refiners. We also report to requesting OEM customers with respect to Cobalt and Mica.

5.7 Competitive Behaviour

Magna's policy is to comply with all applicable laws, including antitrust and competition laws, and we have implemented a robust compliance training program to mitigate against the risk of an antitrust violation. Our Corporate Ethics and Compliance Program is described in Section 4.5 – "Corporate Ethics and Compliance" of this Sustainability Report.

We previously completed a global review focused on antitrust risk and do not currently anticipate any material liabilities in connection with the review. See "Section 10 – Legal Proceedings" of our AIF.

SASB ACCOUNTING METRIC (TR-AP-520a.1)	2022	2021	2020
Total amount of monetary losses incurred as a result of legal proceedings associated with anti-competitive behaviour regulations	$1.2m[1]	NIL	NIL

Note:
(1) June 2022 settlement with the Conselho Administrativo de Defesa Economica (CADE), Brazil's Federal competition authority, in connection with an administrative proceeding commenced in 2019 into alleged anticompetitive behaviour regarding the supply of automotive door latches and related products.

5.8 Health & Safety

We are committed to providing a safe and healthful workplace for our employees. This commitment is fulfilled through a regular program of health and safety audits and inspections of our global facilities. In connection with our health and safety program, we track the frequency and severity of workplace accidents and conduct post-accident reviews to develop action plans to reduce/eliminate similar accidents in the future.

DESCRIPTION	2022[1]	2021	2020[5]
Accident Frequency Rate[2][4]	0.62	0.59	0.58
Accident Severity Rate[3][4]	12.40	17.40	15.17

Notes:
(1) Preliminary data.
(2) Frequency 1.0 translates to 1 injury or illness per 100 employees working 40 hours/week, 50 weeks/year.
(3) Severity 10.0 translates to 10 lost work days per 100 employees working 40 hours/week, 50 weeks/year. Severity Rate is reported as of March 24, 2023, but could change, including as a result of employees who continue to accrue lost work days in relation to an accident.
(4) Global production facilities and certain engineering locations.
(5) Data for 2020 may not be indicative of typical accident frequency and severity rates due to COVID-19-related production shutdowns impacting our facilities in 2020.

The occurrence of injuries and fatalities is a matter of significant concern for both management and the Board. The TOCC reviews the circumstances related to significant injuries and all fatalities of employees or third parties on Magna properties and reports same to the Board. In 2022, there were no employee fatalities at Magna facilities.

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5.9 Diversity

Diversity within our employee population is important to us and we strive to create an inclusive work environment throughout our company. As part of our efforts to promote an inclusive workplace, we track metrics relating to gender diversity in our workforce.

DESCRIPTION	2022	2021	2020
Percentage of global employees who are women (wholly-owned operations)	28%	27%	26%
Women in critical roles	18%[1]	16%	15%
Women on the Board of Magna	42%[2]	42%	36%

Notes:
(1) 873 women in critical roles out of 4,900 such roles.
(2) As of May 11, 2023, the percentage of women on the Board will be 38%, assuming election of all nominees for Magna's annual meeting of shareholders.

5.10 Reporting

In addition to this Sustainability Report, we participate in CDP (formerly Carbon Disclosure Project), a not-for-profit project designed to provide investors with information relating to corporate GHG emissions, water use, deforestation risk and perceived corporate risk due to climate change. Our current CDP submission is available on our website at www.magna.com. We also file a conflict minerals report, available on www.sec.gov/edgar, in accordance with SEC requirements, and publish a slavery and human trafficking statement on our website, at www.magna.com. Magna also provides sustainability reporting directly to our customers. These assessments are supplier requirements and typically follow common reporting templates approved by automotive industry associations in North America (Automotive Industry Action Group) and Europe (CSR Europe/Drive Sustainability).

We also continue to monitor the acceleration of climate/sustainability reporting initiatives by regulators and standard setters, including:

- the European Union's European Sustainability Reporting Standards (ESRS) and Corporate Sustainability Reporting Directive (CSRD) which will first apply to certain of Magna's European subsidiaries in 2025;
- the International Sustainability Board (ISSB) publication of its first of two voluntary frameworks on climate-related disclosures which is expected in June 2023; and
- initiatives by securities law regulators to mandate climate disclosure, including proposals from Canadian securities regulators, and proposed rule changes from the U.S. SEC, which have not yet been released in final form.

Magna International Inc. 337 Magna Drive Aurora, Ontario Canada L4G 7K1 Telephone: (905) 726 - 2462 magna.com/sustainability